Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 22, 2013

Table of Contents

GLOSSARY	4

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	5

DOCUMENTS INCORPORATED BY REFERENCE	6

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	6

CORPORATE STRUCTURE	7

HISTORY AND INCORPORATION	7
INTERCORPORATE RELATIONSHIPS	7

CORPORATE STRATEGY	7

GENERAL DEVELOPMENT OF THE BUSINESS	9

BUSINESS OPERATIONS	9

SELECTED FINANCIAL STATISTICS BY DIVISION	10
ASIA DIVISION	10
CANADIAN DIVISION	12
U.S. DIVISION	16
INVESTMENT DIVISION	19

RISK FACTORS	20

GENERAL – FINANCIAL MARKETS AND ECONOMY	21
STRATEGIC RISK	21
MARKET RISK	28
LIQUIDITY RISK	33
CREDIT RISK	35
INSURANCE RISK	37
OPERATIONAL RISK	37
ADDITIONAL RISKS	40

GOVERNMENT REGULATION	42

CANADA	42
UNITED STATES	45
ASIA	47

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	49

DIVIDENDS	51

CONSTRAINTS ON OWNERSHIP OF SHARES	52

RATINGS	53

MARKET FOR SECURITIES	55

LEGAL PROCEEDINGS	57

DIRECTORS AND EXECUTIVE OFFICERS	57

DIRECTORS	57
EXECUTIVE OFFICERS	59
SHARE OWNERSHIP	59
TRANSFER AGENT AND REGISTRAR	60
MATERIAL CONTRACTS	60

INTERESTS OF EXPERTS	61

AUDIT COMMITTEE	61

PERFORMANCE AND NON-GAAP MEASURES	62

ADDITIONAL INFORMATION	63

SCHEDULE 1 – AUDIT COMMITTEE CHARTER	64

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the terms “Company”, “Manulife Financial”, “we” and “our” refer, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Canadian Institute of Actuaries.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

AUM — assets under management.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated statement of financial position and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC — guaranteed interest contract (except where used in the context of products offered by Manulife Bank of Canada and Manulife Trust Company where GIC means “guaranteed investment certificate”)—investment guaranteed to receive a set interest rate over a predetermined term.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS — International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — regulatory capital requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

morbidity risk — the risk relating to the occurrence of accidents and sickness for an insured person.

mortality risk — the risk arising from an insured person’s death.

mutual funds — retail funds – investment funds delivered through independent advisors to individual investors.

mutual funds — institutional funds – investment funds packaged in either Company or third-party investment products, i.e. universal life insurance or segregated funds.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with IFRS as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to IFRS.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2012	2011	2010
U.S. dollar
Statement of financial position	0.9949	1.0170	0.9946
Statement of income	0.9996	0.9893	1.0299

Japanese yen
Statement of financial position	0.011480	0.013210	0.012260
Statement of income	0.012538	0.012432	0.011761

Notes: (1)	Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with IFRS, statement of financial position amounts are converted at rates on the dates indicated, while statement of income amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual statement of income is based on the rates in each quarter’s statement of income. The annual rate is approximated as the average of the quarterly rates.
(2)	Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this Annual Information Form on a constant currency basis are calculated, as appropriate, using the balance sheet exchange rates as at December 31, 2012 and the income statement exchange rates effective for the fourth quarter of 2012.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in and form part of this Annual Information Form:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2012, and

•	MFC’s consolidated financial statements and accompanying notes for the year ended December 31, 2012.

These documents have been filed with securities regulators in Canada and with the United States Securities and Exchange Commission and may be accessed at www.sedar.com and www.sec.gov, respectively.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy”, “General Development of the Business”, and “Business Operations”, potential future charges related to fixed income ultimate reinvestment rate assumptions if current low interest rates persist, and changes in Manufacturers Life’s MCCSR ratio. These forward-looking statements also relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified in this document under “Risk Factors”, as well as under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2012, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2012 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, MFC indirectly owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation, an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009, John Hancock Life Insurance Company (“John Hancock Life”) and John Hancock Variable Life Insurance Company, both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A.)(“John Hancock USA”), an indirect wholly owned subsidiary of Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Barbados, Japan, the Philippines, Singapore, Indonesia, Thailand, Vietnam and Cambodia. The Company operates through branches of subsidiaries in Hong Kong, Taiwan, Macau, Barbados and Bermuda. In China, the Company operates through joint ventures established with local companies. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company.

The significant subsidiaries of MFC, including direct and indirect subsidiaries, are listed in Note 22 (Subsidiaries) of MFC’s consolidated financial statements for the year ended December 31, 2012, which Note is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

CORPORATE STRATEGY

Manulife Financial’s global corporate strategy includes four key strategies for growth:

1.	Develop our Asian opportunity to the fullest. Build a premier, top-tier pan-Asian insurance franchise that is well positioned to satisfy the protection and retirement needs of the fast growing customer base in the region.

2.	Grow our wealth and asset management businesses in Asia, Canada and the U.S. Build a world-class asset management company providing simple and innovative investment solutions to retail and institutional investors, recognized globally for simple, effective asset allocation-based retirement solutions.

3.	Continue to build our balanced Canadian franchise. Build a broad-based, diversified financial services company in Canada, that develops and delivers integrated solutions to address our customers’ protection and retirement needs.

4.	Continue to grow higher return on equity, lower risk U.S. businesses. Build a leading company in the U.S. that helps Americans with their retirement, long-term care and estate planning needs.

Supporting the growth strategies listed above, the Company has seven strategic priorities:

1.	Become a leader in retirement solutions and maintain a leadership position in our protection businesses. We believe the balanced life and asset/wealth management model is still appropriate and provides good growth and earnings prospects. In wealth management, we want to become a leading provider of solutions for individuals’ retirement needs, recognized for simple, effective asset allocation-based retirement solutions. In asset management, we intend to build a world-class asset management organization, providing simple and innovative investment solutions to retail and institutional investors. In insurance, we will remain a leading provider of solutions for individuals’ protection and estate planning needs.

2.	Significantly extend our customer reach by growing and diversifying our distribution channels. We will seek to extend our customer reach in all regions in which we operate by expanding and diversifying our distribution channels. Our customers highly value advice so we will focus primarily on an advisor-based, multi-channel distribution strategy, as well as bancassurance in Asia. We will also seek to continue to grow the direct sales channels in select businesses and assess various longer-term approaches to serve the customer segments that would prefer to transact with us directly.

3.	Build meaningful competitive advantage by leveraging our scale, capabilities, and local market focus to achieve operational excellence. We believe operational excellence will drive meaningful competitive advantage. To that end, our Efficiency and Effectiveness Initiative centres on reviewing and modifying the operating models of several functions. By selectively identifying activities that benefit from greater scale and from consistent adoption of best practices we will seek to develop new approaches to how our functions deliver their expertise to the businesses. At the same time, we will seek to preserve the competitive advantage our businesses derive from the strong alignment between our operational activities and the customers and markets we serve.

4.	Leverage technology to enable competitive differentiation in attracting, servicing and retaining customers. We want to deepen our customer insights, utilize these insights to better engage with our customers, and better collaborate and coordinate across divisions and business units. We will further invest in leveraging technology to gather information and insight to change how we shape the customer experience.

5.	Attain leading brand rankings across protection and wealth in key markets. We believe that there is a significant opportunity, through branding investments, for continued growth in awareness, understanding and differentiation in all three regions (Asia, Canada and the U.S.) and with all targeted customer segments. Our brand is in different stages of development across the various markets we serve. As such, we will continue to deploy strategies across the three regions that are specific to their markets and competitive environments.

6.	Build and leverage our status as an employer of choice to attract and retain industry-leading talent. To successfully execute on our strategy and support our business growth, we must acquire the right talent as well as develop and engage high-performing and high-potential employees.

7.	Maintain capital within or above our targets and manage risks within our appetite and limits. We will manage our capital to remain within or above our internal capital targets, to adequately meet policyholder obligations and support financial strength ratings. We will seek to maintain our overall risk profile and principal risks within our appetite and limits.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the last three years, we have witnessed significant global uncertainty and market volatility. Throughout this time, the Company focused on prudently managing its capital, building on solid risk management practices and repositioning to accelerate the growth of selected business lines and operations while reducing exposure to products that give rise to equity or interest rate risk or produce low returns on capital employed.

The Company’s financial results in 2010 were adversely affected by volatile equity markets and depressed interest rates. Financial results were also impacted by a strengthening of actuarial liabilities arising from the Company’s comprehensive annual review of actuarial assumptions. The Company’s franchises remained strong and significant progress was made against strategic objectives and risk reduction targets. In addition, the Company completed the purchase of Manulife TEDA Fund Management to expand its presence in the fast growing asset management industry in China. In 2010, the Company issued $900 million of medium term notes in Canada, and US$1.1 billion of senior notes in a U.S. public offering, with the proceeds being used to strengthen the capital base of the Company’s operating subsidiaries.

In the first half of 2011, the Company expanded its equity market and interest rate hedging programs, thereby reducing its earnings and capital sensitivity. These programs mitigated most of the equity market and interest rate risk in the second half of the year as financial markets became increasingly volatile. As a result of actions taken over the period from 2009 to 2011, the Company achieved its product mix repositioning and the products we targeted to constrain now represent a small part of the total new business portfolio. In 2011, the Company issued $550 million of subordinated debentures and $400 million of preferred shares and redeemed $550 million of subordinated debt. The Company sold its life retrocession business in the third quarter of 2011.

In 2012, the Company announced a new Efficiency and Effectiveness Initiative (“E&E Initiative”). The E&E Initiative is a multi-year, Company-wide initiative with the goal of ensuring Manulife Financial leverages its scale across its international operations while maintaining a strong alignment with clients and local markets. It will seek to achieve this through the elimination of duplication of infrastructure and efforts while enhancing collaboration and sharing of best practices. Through efficiency gains, the E&E Initiative is expected to deliver cost savings by 2016. The E&E Initiative is supported by the Organizational Design project. This project is intended to broaden the spans of control and reduce the number of management layers in the Company and is expected to be completed in 2013.

In 2012, the Company acquired Wellington West Financial Services to expand its Canadian operations and market share in the independent financial advisory space. In 2012, the Company announced its acquisition of Benesure Canada Inc., Canada’s leading third party administrator and distributor of life and disability insurance solutions to the mortgage broker marketplace. This acquisition was completed on January 4, 2013. In addition, the Company entered the Cambodian insurance market and the South Korean asset management market. In 2012, the Company achieved its 2014 interest rate and equity market risk reduction targets two years ahead of schedule. In addition, the Company took a number of steps to strengthen its capital, including issuing $500 million of subordinated debentures and $700 million of preferred shares. The Company also redeemed $1 billion in capital securities.

During 2013, the Company will continue to focus on implementing its corporate strategy. See “Corporate Strategy” in this Annual Information Form.

BUSINESS OPERATIONS

The Company is a leading provider of financial protection and wealth management products and services in the markets in which we operate, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in Asia, Canada and the United States. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers specialized property and aviation retrocession products.

As at December 31, 2012, the Company had almost 28,000 employees and operated in more than 20 countries and territories. The Company’s business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. In addition, asset management services are provided by the Company’s Investment Division, operating as Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is included under the Corporate and Other reporting segment. Following the sale of the Company’s life retrocession business line in 2011, the Company’s property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a leader in the highly specialized property and aviation catastrophe retrocession market.

The approximate number of employees for each of the Company’s divisions and reporting segments as at December 31, 2012 was as follows:

Asia Division	8,427
Canadian Division	8,921
U.S. Insurance	2,570
U.S. Wealth Management	2,603
Corporate and Other	5,392

SELECTED FINANCIAL STATISTICS BY DIVISION

The following charts provide a breakdown by operating division of the Company’s net income (loss) attributed to shareholders, core earnings (losses)1, premiums and deposits1 and funds under management1 as at and for the years ended December 31, 2012 and December 31, 2011.

Division ($ millions)	Net Income (Loss) Attributed to Shareholders		Core Earnings (Losses)[1]		Premiums and Deposits[1]		Funds Under Management[1]
	2012	2011	2012	2011	2012	2011	2012	2011
Asia Division	1,969	(48)	963	938	13,461	10,303	77,713	71,390
Canadian Division	1,169	927	835	849	18,119	17,816	133,199	122,127
U.S. Division	1,911	621	1,085	1,005	35,944	34,412	292,641	279,583
Corporate and Other	(3,313)	(1,371)	(696)	(623)	7,977	3,530	28,389	26,552
Total	1,736	129	2,187	2,169	75,501	66,061	531,942	499,652

ASIA DIVISION

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong. Today, we are a pan-Asian insurer with insurance and wealth management operations across twelve markets. In addition to Hong Kong, we operate in the Philippines, Singapore, Indonesia, Taiwan, China, Macau, Japan, Vietnam, Malaysia, and Thailand. In 2012, Manulife Financial started operations in Cambodia.

The Company operates through subsidiaries in the Philippines, Singapore, Indonesia, Japan, Vietnam, Thailand and Cambodia, and through branches of a subsidiary in Hong Kong, Macau and Taiwan. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In China, the Company operates through joint ventures. In Malaysia, the Company operates through a publicly traded corporation with an ownership stake of approximately 59%. In 2011, we established a new holding company, Manulife Financial Asia Limited, which by 2012 became the parent company to all of our Asia subsidiaries other than in Indonesia.

We offer a diverse portfolio of protection, savings and wealth management products and services which cater to the needs of individuals and corporate customers. To reach our customers, we distribute products through a multi-channel network, including bank partners, independent agents, financial advisors, and more than 53,000 exclusive agents serving over six million customers.

Hong Kong

In Hong Kong, we offer individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as mutual funds. In Macau, we provide primarily individual life and health insurance protection products.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Individual Operations

Hong Kong’s Individual business provides a comprehensive range of life insurance, living benefits and wealth accumulation plans that can be tailored to meet customers’ medium and long-term financial planning needs. Based on statistics from the Hong Kong Office of the Commissioner of Insurance, as of September 30, 2012, the Company was the fifth largest provider of individual life and health insurance products in Hong Kong with an in-force market share of 7.9%2.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2012, the Company had over 5,500 agents in Hong Kong and Macau. In these markets, an exclusive agency force continues to be the primary distribution channel for the Company. In tandem with continued growth in the agency channel, management is also actively expanding other distribution channels such as bancassurance, brokerage and independent financial advisors.

Group Operations

Hong Kong’s Group businesses provide life and health insurance and pension products, mainly to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans as well as defined contribution pension plans. Group insurance products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continues to expand its MPF customer base, at both group and individual levels. The Company is the second largest provider in the MPF market with a 17% share of AUM as at September 30, 20123. The Group Pension business is built primarily on service rendered by our tied agency force and a fund spectrum built on a multi-manager platform, along with our comprehensive e-administration service suite and focused marketing to individual MPF accounts.

Wealth Management Operations

Leveraging the global strength and investment expertise of the Company and working closely with specially appointed investment experts, Wealth Management Operations provides a diverse suite of funds to investors with various risk appetites, geographical, sector and asset class preferences.

The Company continues to focus on growing our wealth management business by maintaining and strengthening existing distribution relationships through banks, brokers and our agency force and capitalizing on new distribution opportunities as they arise.

Japan

The Japanese market, characterized by an aging population, is a mature insurance market with a significant number of major international and domestic competitors. In order to pursue growth in this market, the Company continues to execute a strategy of diversifying product offerings and broadening distribution capabilities.

Insurance products are primarily marketed through our Plan Right Advisor (“PA”) channel, Managing General Agent (“MGA”) channel and bank partners. The PA channel consists of the Company’s propriety sales force. In the PA channel, we launched new products to further diversify our product mix. The MGA channel offers the Company’s products through independent agents. The MGA channel continues to achieve strong sales4 in the corporate market and has successfully expanded into the retail market with the launch of two new products.

The Company continues to expand its wealth product line up and distribution relationships, shifting product mix away from variable annuities.

[2]	Percentage calculated by the Company using Company data and data contained in the Quarterly Release of Provisional Statistics for Long Term Business 2012 issued by Office of the Commissioner of Insurance.
[3]	Percentage calculated by the Company using Company data and data contained in the Mandatory Provident Fund Schemes Authority Statistical Digest, September 2012.
[4]	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Indonesia

Indonesia is an important contributor to our Asia Division results and we believe we are well positioned for continued growth in this country. The Company distributes a range of individual and group life and health insurance products, group pension products, wealth management products and mutual funds in Indonesia. Products are marketed through agents and alternative distribution channels.

We continue to focus on expanding our professional agency force and alternative channel distribution. As at December 31, 2012, the Company had over 10,000 agents and several key bancassurance agreements. We further strengthened our bank channel distribution capacity with the official launch of our partnership with PT Bank Danamon Indonesia Tbk (“Danamon”) in July 2012. Our products are now available in over 2,400 Danamon branches across Indonesia and are marketed by more than 300 professionally trained financial specialists as well as bank staff.

Other Markets

In the Philippines, Singapore, Taiwan, China, Vietnam, Malaysia, Cambodia and Thailand (collectively, “Other Asia Territories”), the Company distributes a range of individual life and health insurance and wealth management products. Group life and health insurance and pension products are also sold in some of these territories. While products are primarily marketed through our agency force, bank distribution also represents a material portion of sales in Singapore and the Philippines and continues to be a key driver of growth for the Company in these markets.

In Other Asia Territories, the Company continues to invest in its core strength of professional agency distribution. In addition, we are focused on deepening existing relationships, as well as seeking new partnership distribution opportunities that offer growth and diversification opportunities. Our total number of professionally trained agents grew to over 35,000 at the end of 2012. In China, we had approximately 15,700 agents as at December 31, 2012 and we are licensed to operate in 50 cities, one of the broadest geographic footprints among foreign joint venture insurance companies. In June 2012, we were also the first foreign-owned life insurer to commence operations in Cambodia.

Management View

We plan to strengthen our pan-Asian life insurance business so that it is well positioned to satisfy the protection and retirement needs of the growing customer base in the region. Our core strategy focuses on expanding our professional agency force and alternative channel distribution, growing our wealth and asset management businesses and investing in our brand across Asia. We remain committed to expanding product offerings and growing our businesses by executing on new opportunities, particularly in the wealth management space where we can leverage our asset management capabilities.

Competition

The life insurance industry in Asia has become more competitive as foreign insurers continue to enter and/or expand their Asian footprints and large Asian-based insurers look for growth opportunities beyond their home markets. Most Asian territories have very concentrated markets with the top three players having over 50% market share of total premium income. As one of the few insurance companies with a broad Asian footprint and scale in both the developed insurance markets (Hong Kong and Japan) and developing insurance markets (Indonesia, Vietnam and the Philippines), we believe that the Company is well positioned to benefit from the potential in the region. In Asia, competition is based largely on distribution capacity and product differentiation. The Company’s competitive advantages include: consistent long term commitment to Asia, large and growing proprietary agency force, growing distribution relationships with leading banks and strong customer focus.

CANADIAN DIVISION

Serving one in five Canadians, we are a leading financial services organization in Canada. We offer a diverse range of protection, investment and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace. During 2012, we realigned our organization to provide a more consistent experience for our clients. The new structure is designed to facilitate a more holistic approach to our customers by strengthening our focus on providing comprehensive financial solutions. Canadian Division businesses are now aligned with three pillars focused on Retail; Institutional; and Banking.

Our Retail businesses provide broad-based solutions targeting middle and upper-income individuals and business owners, and are sold mainly through independent advisors. We offer life and living benefits insurance; mutual funds; and fixed and variable annuities. Manulife Private Wealth offers personalized wealth management and banking solutions to high net worth customers.

Our Institutional businesses provide group life, health, disability and retirement solutions to Canadian employers through consultants and brokers, as well as independent advisors. We also provide international employee benefits management to multinational corporations. Life, health and specialty products, such as travel insurance, are offered through alternative distribution channels, including sponsor groups and associations, as well as direct-to-consumer marketing.

Our Banking business offers investment loans and mortgages, including our innovative Manulife One product, GICs and high interest savings accounts.

The Division continues to work collaboratively across its business units to leverage its large customer base, strong advisor/broker relationships, and diverse insurance, wealth management and banking solutions to respond to needs of the Canadian market. Through product re-design, re-pricing and hedging, we have been reducing the equity and interest rate risk of our new business, while continuing to invest in the development and growth of businesses with lower required capital and higher return potential. These actions contributed to record sales in a number of our businesses in 2012 and a lower proportion of our overall sales from guaranteed, long duration products in insurance and variable annuities. Record sales in 2012 were achieved in Manulife Mutual Funds, Group Benefits and Affinity Markets. Group Retirement Solutions (“Group Retirement”) also had strong sales growth. Group Benefits and Group Retirement held the number one market position for sales in Canada based on industry sales reports from LIMRA5, for the year-ended December 31, 2012. Individual Insurance had solid sales growth in non-guaranteed products, offset by lower guaranteed long-duration product sales. Manulife Bank had record assets at December 31, 2012 driven by strong client retention and stable new lending volumes. As expected, variable annuity sales were down from 2011 as a result of product changes made in 2012, and fixed-rate product sales also continued at lower levels, reflecting the continued low interest rate environment.

Retail

¡	Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on a combination of competitive products, professional advice and quality customer service to increase market share in the middle and upper-income individual, family and business-owner markets.

The Company’s strategy is to offer a wide range of products tailored to specific markets. According to data published by LIMRA6, the Company has consistently ranked second in individual insurance sales in each of the past seven years as measured by new premiums on all life insurance and living benefits policies sold in Canada. The portfolio of living benefits products includes critical illness, disability coverage and long-term care, providing a suite of options for a growing market.

Individual Insurance’s products are distributed by the Company primarily through independent advisors, who customarily sell the Company’s products and those of other life insurance companies. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support advisors across Canada.

¡	Manulife Investments

Savings and retirement solutions offered under the Manulife Investments brand include mutual funds, annuities, guaranteed interest accounts and structured products. The target market for Manulife Investments is middle and upper-income individuals in the pre-retirement and retirement years. In 2012, the Company continued to rank as the number one insurance company provider of individual fixed and variable annuities in Canada as measured by total assets, according to a survey of major insurance companies published by LIMRA7.

[5]	Source: LIMRA industry sales report as of December 31, 2012.
[6]	Source: LIMRA industry sales reports for the last seven years as of December 31.
[7]	Source: LIMRA industry sales report as of December 31, 2012.

Manulife Mutual Funds offers 126 mutual funds with AUM of $20.7 billion as at December 31, 2012. Our objective is to continue to aggressively grow our retail and institutional mutual fund business through improved fund selection and performance, and by expanding our distribution partnerships. Annuities include fixed rate products and variable products. Fixed products such as immediate annuities and guaranteed interest accounts are designed to provide individuals with a regular retirement income stream from funds deposited to their accounts. The Company’s variable annuity offerings allow investors to build customized portfolios to meet financial goals through a series of flexible options for income, estate planning and investment needs with an investment line-up that includes 120 funds.

Guaranteed interest accounts and annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in full service brokerage firms. Mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”) or the Investment Industry Regulatory Organization of Canada (“IIROC”). Structured products are sold by full service brokers who are regulated by IIROC. The Company had relationships with approximately 4,800 independent advisors, as well as 24,500 general agency brokers and more than 35,000 full service brokers with investment dealer firms as at December 31, 2012. This includes approximately 1,275 independent advisors licensed through the Manulife Securities dealership organization, regulated by either the MFDA or IIROC. In 2012, Manulife Financial purchased and subsequently amalgamated Wellington West Financial Services Inc. with Manulife Securities Investment Services Inc., adding 39 MFDA registered advisors and almost $900 million in assets under administration.

Manulife Private Wealth (“MPW”) began operations in September 2012 offering consolidated private investment counseling and private banking services specifically designed to meet the financial needs of high net worth clients. MPW leverages the investment expertise of Manulife Asset Management and the banking products and services of Manulife Bank, combined with a high level of personalized service from investment counselors and private bankers.

Institutional

¡	Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 18,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than six million Canadians, offering traditional and flexible benefit programs that include features such as absence management solutions, short-term and long-term disability protection, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Based on full year 2011 data published in 2012 by Fraser Group8, Group Benefits was the third largest provider of group benefits in Canada with 20.0% market share, 2.3 percentage points behind the market leader. In 2012, premiums and deposits generated by Group Benefits exceeded $7.2 billion and Manulife Financial placed first in sales market share according to 2012 full year data published by LIMRA9.

Marketing, product and distribution are focused on four market segments: large, medium and small businesses, and trusteed plans. Group Benefits’ products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the distribution model for Group Benefits is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the objective of providing their employees with highly valued benefits plans with the cost of those benefits. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. Group Benefits’ strategies to further grow market share include: targeting the small- and medium-sized market segments with affordable products in an “easy to do business with” manner; developing regions with lower market share; expanding distribution reach by leveraging Managing General Agents, National Accounts and other alternate channels; product innovation such as Health Management Services which includes new products, integrated health data reporting and wellness program consulting services; and cross- selling with Group Retirement and other Canadian Division businesses.

[8]	Source: Fraser Group’s Group Universe Report published in June 2012.
[9]	Source: LIMRA industry sales report as of December 31, 2012.

¡	Group Retirement

Group Retirement offers a broad variety of flexible retirement savings solutions for Canadian employers, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, group annuities, and investment-only services for defined benefit plans. Group Retirement provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2012, Group Retirement generated over $3.4 billion of premiums and deposits from activity across the small, mid, large and jumbo-sized case markets.

Group Retirement works with a network of market sources, typically brokers and consultants, to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally present to larger customers, while consultants focus on large and jumbo-sized client companies almost exclusively.

For brokers, the combination of a diverse fund line-up, internet resources and strong governance support makes Group Retirement a competitive presence in a growing market. Information delivered to advisors through the broker website facilitates effective management of their overall business portfolio. Consultants have access to flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs.

Retirement savings are a key focus for employers, legislators and individuals and with the changing demographics of the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are an increasingly important target market. The business is focused on the development and enhancement of solutions to support the accumulation of retirement assets and uses of those assets to provide income in retirement.

In 2011, the federal government introduced legislation (Bill C-25) to permit defined contribution Pooled Registered Pension Plans (“PRPPs”) across Canada. The legislation received Royal Assent in June 2012. The goal is to provide Canadians with a new, low-cost, accessible vehicle to meet their retirement objectives, particularly for those who do not have the benefit of an employer-sponsored pension plan. The law allows private sector financial institutions to administer PRPPs, relieving small businesses and self-employed individuals of the burden and costs associated with providing traditional pension plans. While regulations and provincial participation are key outstanding variables, PRPPs have the potential to expand the market in which Group Retirement operates, allowing for access to a segment of the market currently not served by group retirement providers.

¡	Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada. In 2011, the Company launched a travel insurance program in the United States. These products are marketed to members of professional, alumni and retiree associations, financial and retail institutions, and direct to consumers. Affinity Markets currently insures over one million customers. For affinity groups, customers are accessed through the endorsement of the sponsoring organization and marketed through direct mail, response advertising and the internet. For the direct-to-consumer business, customers are accessed through direct mail, television advertising, response advertising, the internet and brokers.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross-selling its block of long standing in-force clients and expanding its specialized products and distribution channels, while continually launching innovative products and marketing ideas.

On January 4, 2013, Affinity Markets completed its previously announced acquisition of Benesure Canada Inc., Canada’s leading third party administrator and distributor of life and disability insurance solutions to the mortgage broker marketplace. With this transaction, Affinity Markets became Canada’s largest provider of mortgage insurance solutions for mortgage brokers.

Affinity Markets includes the International Group Program (“IGP”) which provides international group employee benefits management for multinational corporations. IGP reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations through its global network of life insurance companies, called “Network Partners.” IGP pools the profit and loss experience of these contracts for its multinational clients. IGP has a leading position in the North American market and is seeking to grow in Europe and Asia.

Banking

Banking products and services are offered through Manulife Bank (the “Bank”), which, according to information released by OSFI, is Canada’s eighth largest domestic bank with $22 billion in assets as at December 31, 2012. The Bank is a leader in banking solutions offered primarily through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Its flagship product, Manulife One, enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings/chequing with a traditional mortgage and a home equity line of credit, offering customers the potential to pay down their debts more quickly and generate additional cash flow. In 2011, the Bank launched Manulife Select, a traditional amortizing mortgage product, broadening our lending portfolio and targeting a different demographic—the first time homebuyer. The Bank’s regional distribution network consists of a team of highly trained regional sales directors, wholesalers and banking consultants who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy.

Competition

The Canadian life and health insurance industry is led by larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by the Canadian Division contain an investment component that places them in competition with products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth market continues to be led by larger companies, with more than 70% of the mutual fund market controlled by the top ten companies, according to information released by the Investment Funds Institute of Canada10. Similarly, the top five companies in the variable annuity segregated fund market administer over 90% of assets, according to information released by LIMRA11.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are the large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment, as well as third party administrators, have increased their presence in the marketplace. Key competitors for wealth management products and services (including Manulife Bank) are the other Canadian insurance companies, as well as mutual fund companies and banks.

U.S. DIVISION

U.S. Division consists of U.S. Insurance and U.S. Wealth Management businesses. U.S. Insurance, which consists of JH Life and JH Long-Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Wealth Asset Management and JH Annuities businesses, provides clients with a wide selection of investment and retirement savings solutions for their personal, family and business needs.

In this section of this Annual Information Form, “John Hancock” means, collectively, those U.S. Division business units that offer products and services under the John Hancock brand, with operations in several of the Company’s U.S. subsidiaries. John Hancock offers life and long-term care insurance, 401(k) group annuities and mutual fund products.

In addition to utilizing a wide variety of distribution channels and networks, U.S. Division offers its products and services through a recognized and established proprietary retail network, John Hancock Financial Network (“JHFN”). JHFN is a nationally recognized distribution system comprising financial representatives offering insurance, investment and retirement savings solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and insurance oriented products.

[10]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2012.
[11]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2012.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets using a multi-channel distribution network, including JHFN.

In response to continued low levels of interest rates and current economic conditions, U.S. Insurance repositioned its product portfolio to reduce earnings sensitivity and improve risk profiles through product re-design and re-pricing.

JH Life

JH Life has established a reputation for innovative and competitive products, service excellence and expert underwriting of mortality risk, benefiting from a broad based multi-channel distribution network. The business continues its core strategy of focusing on execution in these key areas. JH Life focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions with an array of protection and accumulation oriented life insurance products. The business has capacity to place large individual insurance policies due to large retention limits of US$30 million for single lives and US$35 million on survivorship cases.

JH Life primarily offers single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds.

JH Life’s strategy is to focus on adapting and innovating its product portfolio in response to the low interest rate environment. The business has introduced new universal life products that are intended to perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, a new indexed universal life product was introduced at the end of 2011. This product offers customers the opportunity to participate in positive returns of the S&P 500 while providing a minimum policy crediting rate of zero on an annual basis. The Company’s policy is to fully hedge the annual risk related to a negative S&P 500 return. The Company can adjust annually and prospectively a withheld portion of the positive return to effectively pass changes in the annual hedging cost to the policyholders. Sales of universal life products with lifetime low cost guarantees have been de-emphasized through pricing action and represented less than 6% of total U.S. life insurance sales in 2012.

Products are sold through a multi-channel distribution strategy that includes JHFN as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, product education, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.

JH Long-Term Care

JH Long-Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business also administers long-term care benefits for employees of the United States federal government.

JH Long-Term Care has a leadership position in the long-term care market in the United States. It has expertise in all aspects of long-term care operations, from product development to claims processing. Its products are sold to individuals through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. JHFN is a major distributor for the business.

JH Long-Term Care’s focus continues to be the repricing of the in-force business in response to the comprehensive morbidity experience study that was conducted in 2010. Applications have been filed with state regulators for price increases of approximately 40% on average on approximately 75% of the in-force policies. Approvals have been granted by 43 states at year end 2012. The long-term care industry continues to be challenged with in-force rate increases and the departure of carriers from the industry, signaling a need to reassess product offerings. A key focus for the business will be to reshape the products to better meet the needs of the consumer, while balancing the Company’s appetite for risk. A new product that offers an innovative alternative to traditional inflation options (“Benefit Builder”) was launched in 2012. During this transition period, the business will concentrate efforts on maintaining and strengthening current distribution relationships that are critical to the success of our future product direction.

U.S. Wealth Management

U.S. Wealth Management provides a variety of investment and retirement savings solutions and services to select individual and business markets. U.S. Wealth Management is focused on growth of its higher return fee-based Wealth Asset Management businesses. It will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities and superior customer service, while maintaining strong financial discipline and risk management in the products we offer.

For those customers who want a simplified approach to investing, U.S. Wealth Management provides Lifestyle and Target Date Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Target Date Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. Two Target Date portfolio options are available, Retirement Living and Retirement Choices. Retirement Living portfolios are designed to allow investors to stay in the same portfolio through their retirement years. Retirement Choices portfolios are designed to take participants “to” retirement and accommodate the participant who wishes to select another investment strategy at time of retirement. The Lifestyle and Target Date Portfolios are constructed using a multi-step process that draws on the expertise of our diverse multi- manager investment platform combined with our asset allocation expertise.

JH Wealth Asset Management

The JH Wealth Asset Management business includes the operations of JH Retirement Plan Services, JH Mutual Funds and JH Annuities.

¡	JH Retirement Plan Services

JH Retirement Plan Services offers small- and medium-sized businesses, consisting of companies with five to 500 employees, 401(k) group annuity contracts designed for tax-qualified pension plans. JH Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators. JH Retirement Plan Services offers the Guaranteed Income for Life Select rider to provide participants with an option to receive lifetime income benefits.

JH Retirement Plan Services’ products are marketed by sales account executives mainly to third party administrators, broker-dealers and independent financial planners. The business provides support to third party administrators in the form of direct data links, training, marketing, educational programs, and access to e-commerce functionality. JH Retirement Plan Services also has an established advisory council of third party administrators that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

In 2012, JH Retirement Plan Services expanded its defined contribution product suite to address the needs of both small and mid-markets with JH Enterprise, a new open architecture investment product using in-house administration to complement JH Signature, its legacy Group Annuity separate account product utilizing third party or in-house administration. Assisting clients to save for retirement is a highly competitive market requiring excellent service, quality products, strong recognized financial strength and brand in order to retain and attract new customers. Balancing the value proposition of our services rendered with the cost expectations of clients is the key success factor for JH Retirement Plan Services attaining its goals.

¡	JH Mutual Funds

The JH Mutual Funds business is structured around three business lines covering key components of the asset management industry: open-end and closed-end mutual funds and the 529 Plan market. JH Mutual Funds offers open-end funds and closed-end funds, which are sponsored by John Hancock and offer a multi-manager investment platform sub-advised by both our affiliated John Hancock Asset Management investment unit and various external investment management firms. We offer the mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The 529 Plans are offered by the Educational Trust of Alaska and administered by T. Rowe Price Group to help middle-income and high net-worth clients save for post-secondary education by offering a multi-managed product platform with various flexible investment options.

Achieving strong long-term performance among a large diversified investment management platform is a key element in the ongoing retention of clients. Management’s goal is for JH Mutual Funds to be a top-tier provider of a diverse line of mutual funds managed by world-class institutional asset managers that helps customers realize their financial goals. To achieve this goal, management is focused on product manufacturing, marketing, distribution and service. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of Lifestyle and Target Date asset allocation funds, a number of closed-end funds and separate account strategies. Distribution resources have been expanded to support critical new sales channels such as Edward Jones, where we have achieved Preferred Fund Family status, and banks, as well as opportunities within the institutional, registered investment advisers and defined contribution investment only channels.

¡	JH Annuities

Over the last few years, in response to increased equity market volatility and declines in interest rates, we have reduced the equity and interest rate risk of our fixed and variable annuity products through product re-design and re-pricing. New sales of fixed deferred and variable annuity products were discontinued in 2012. In addition, 90% of the in-force fixed deferred annuity block of business was reinsured in 2012. Effective March 2013, new sales of the remaining JH Annuity products, including single premium immediate annuities and structured settlements, have been suspended.

Competition

Each of the markets in which U.S. Division operates is highly competitive. Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute comparable products through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a leader in both the life and long-term care insurance markets and the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include strong brand recognition, product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. In JH Wealth Asset Management, competitors of JH Retirement Plan Services are insurance companies, mutual fund firms and payroll companies that compete on investment options/performance, service quality/product platform, the ability to add value for customers and price. Competitors of JH Mutual Funds include mutual fund and insurance companies that compete based on fund performance and distribution capability.

Management believes that it will be able to compete successfully in chosen markets as a result of the John Hancock brand name, national distribution, product design and competitive pricing.

INVESTMENT DIVISION

The Investment Division has two major businesses – management of the Company’s General Fund investments and Manulife Asset Management, a leading global asset management business.

General Fund Assets

Our General Fund investment philosophy employs a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment to ensure high credit quality is maintained in our fixed income assets while also ensuring that we appropriately diversify across asset classes to achieve higher risk adjusted returns. The General Fund assets of the Company are invested primarily in investment grade public and private bonds and commercial mortgages. We also invest in public and private equities, real estate, oil and gas, power and infrastructure, timberland and farmland properties.

Total invested assets in the General Fund, as at December 31, 2012, were $229.9 billion (2011—$226.5 billion). In addition, derivative assets were $14.7 billion (2011- $15.5 billion) and derivative liabilities were $7.2 billion (2011—$7.6 billion). During 2012, the Company’s investing activities included $82.4 billion (2011—$82.8 billion) of purchases and mortgage advances and $71.6 billion (2011—$71.9 billion) of disposals and repayments.

Further information on the invested assets and the Asset Liability Management Strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2012, which is incorporated herein by reference.

Manulife Asset Management

Manulife Asset Management is a key component of the Company’s overall growth strategy. As the asset management arm of the Company, our mission is to provide strong, reliable, trustworthy and forward-thinking investment management solutions to our clients globally. We serve our retail clients through Manulife’s and John Hancock’s Wealth Management groups and directly serve institutional clients such as pension plans, foundations, endowments and financial institutions. Operating in 17 countries and territories around the world, our investment solutions encompass Public Markets, including Fixed Income and Equities, as well as Real Assets (including real estate, power and infrastructure, timberland, private equity, oil and gas and farmland).

Assets managed for external clients by Manulife Asset Management totaled $201.4 billion12 as at December 31, 2012 (December 31, 2011—$178.1 billion). In total, Manulife Asset Management managed $237.6 billion for internal and external clients as at December 31, 2012 (December 31, 2011—$211.4 billion).

RISK FACTORS

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; establishing sufficient management expertise to effectively execute strategies, and to identify, understand and manage underlying inherent risks; pursuing strategies and activities aligned with the Company’s corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and by making all risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off.

An explanation of Manulife Financial’s risk management approach, and the accounting and actuarial assumptions and estimates used by Manulife Financial in the preparation of its financial statements, can be found in the sections entitled “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2012 and in Note 10 (Risk Management) to MFC’s consolidated financial statements for the year ended December 31, 2012, available on SEDAR at www.sedar.com, which sections and Note are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.

[12]	An additional $2.8 billion in assets were managed for external clients by Investment Division affiliates in addition to the Manulife Asset Management assets as at December 31, 2012.

Management has identified the following risks and uncertainties to which our business, operations and financial condition are subject. Additional risks and uncertainties not currently known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition.

General – Financial Markets and Economy

Changes in financial markets or general economic conditions may adversely impact our business results

Ongoing uncertainty surrounding the macro environment continued to impact financial market performance. In 2012 equity markets improved overall but remained volatile. Interest rates remained at historically low levels due to continuing monetary policy action and slow economic growth. Under the Canadian insurance accounting and regulatory capital regimes, the impact of changes in financial conditions are largely reflected in our current period results.

Changes in the macro-economic environment that cause declines in equity market values or further declines in interest rates could result in further material charges to income and reductions in our capital ratios, notwithstanding our improved risk profile and strong underlying regulatory capital position. As well, our financial results would be adversely impacted by higher financing and transaction costs associated with less liquid markets and lower credit ratings and higher levels of asset impairment. Examples of the direct and indirect impacts that economic conditions have had, and may continue to have, on the Company include:

•	In these circumstances, our ability to raise capital on favourable terms may be affected, and the perceived strength of our franchise may be adversely affected.

•

Declines in equity market values adversely affect the Company’s financial results and condition particularly as a result of potential costs relating to certain variable annuity products with guarantees that are tied to the value of public equity markets. Continued volatility in public equity market movements since the latter half of 2008 has resulted in changes to the reserves and the capital the Company holds to support variable annuity guarantees.

•

A sustained low interest rate environment adversely affects the Company primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and are reinvested. As a result of movements in interest rates during the period 2009 through 2012, the Company was required to increase policy liabilities resulting in non-cash charges against income.

•

The Company’s exposure to equity markets and interest rates necessitated changes in the design and pricing of certain of our products and modifications to our risk reduction plans including expansion of our hedging strategies. These actions contributed to reduced sales and higher costs and expose the Company to additional risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

We may not be successful in executing our business strategies or these strategies may not achieve our objectives

The economic environment may remain volatile and our regulatory environment, particularly in Canada, continues to evolve, potentially with higher capital requirements which could materially impact our competitiveness. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the regulatory regimes we and they operate under. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Further, we recognize that additional headwinds may result in an inability to achieve business strategies and plans. Of note, economic factors such as flat or declining equity markets, equity market volatility, or a period of prolonged low interest rates could impact our ability to achieve business objectives. Other headwinds include management actions taken to bolster capital and reduce the Company’s risk profile, including new or amended reinsurance agreements, and additional actions that the Company may take to bolster near-term regulatory capital ratios or further reduce equity market and interest rate exposures that could adversely impact our longer term earnings potential.

We continue to execute our hedging strategies to reduce our exposure to public equity markets by dynamically hedging variable annuity and segregated fund material guarantee risk associated with new policies we sell. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic. In addition, there can be no assurance that our hedging strategy will fully offset the risks arising from the variable annuities or segregated fund guarantees being hedged.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. As a result of the global financial crisis, financial authorities and regulators in many countries have been reviewing their capital requirements and implementing, or are considering implementing changes aimed at strengthening risk management and capitalization of financial institutions. Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial condition, results of operations and regulatory capital both on transition and going forward.

In Canada, MFC and its principal operating subsidiary, Manufacturers Life, are governed by the ICA. The ICA is administered, and the activities of the Company are supervised, by OSFI. Manufacturers Life is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

In Canada, OSFI has been considering several initiatives that could materially impact capital requirements. OSFI has been continuing its work on capital requirements for segregated fund guarantees and on the development of the new risk-sensitive and market-consistent solvency regime. OSFI continues to consider updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and to its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life. OSFI has indicated that MCCSR and internal target capital ratio guidelines, are expected to become applicable to MFC effective January 1, 2016. Changes in regulatory capital guidelines for banks under the Basel accord (“Basel III”) may have implications for insurers operating in Canada. Furthermore, new IFRS standards for the valuation of insurance contracts, which are still under development, could have a materially adverse impact on capital adequacy calculations. Although this is not expected to occur before 2018, the draft rules continue to evolve and final implications for the Company’s capital position remain uncertain. The outcome of these initiatives could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital. In addition, the International Association of Insurance Supervisors has issued both the Assessment Methodology for the identification of Global Systemically Important Insurers (“G-SIIs”) and the Policy Measures to apply to those G-SIIs. The proposed assessment methodology is based on the insurers’ size, global activity, interconnectedness to the financial system, the extent of non-traditional and non-insurance activities, and substitutability. We believe the methodology does not sufficiently distinguish between the much lower systemic risk associated with non-traditional insurance business (e.g., Variable Annuities) and non-insurance activities (e.g., Credit Default Swaps and other bank-like activities). The rules are expected to be finalized, and G-SIIs named by the end of June 2013. We cannot predict the outcome of this regulatory initiative or its effect on our capital requirements.

Some recent examples of regulatory and professional standard developments which could impact our capital position are provided below.

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Changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life products pursuant to Actuarial Guideline 38 have now been promulgated by the NAIC. The new requirements for in-force business will affect policies issued since July 1, 2005 and in-force on December 31, 2012. The implementation of this standard requires actuarial judgment and interpretation. To the extent that regulatory guidance emerges that is different than our interpretations it could have a material impact on our statutory reserves and local capital position.

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On December 24, 2012, the Actuarial Standards Board (“ASB”) issued a Notice of Intent proposing to revise the actuarial standards with respect to the economic reinvestment assumptions and investment strategies utilized for long-tail liability cash flows under the Canadian asset liability method (“CALM”). The proposed changes are to incorporate calibration criteria for stochastic interest rate models used for CALM, to revise the deterministic scenarios to provide results comparable to those provided by the stochastic methodology, to establish maximum assumed net risk premiums which may include a possible revision to the 20 year horizon for re-investing in corporate bonds and to establish limits on the extent to which investment in alternative assets can be assumed. The ASB hopes to issue an exposure draft by June 2013 and adopt the final standards in 2013, with a proposed effective date of October 15, 2013. The ASB recognizes that this timetable is aggressive. Given the early stage of the ASB review, the net impact of any changes in actuarial standards on earnings and thus capital is unknown but could lead to increased reserve requirements.

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The Canadian Institute of Actuaries plans to promulgate guidance on calibration criteria for bond fund returns underlying segregated fund guarantees and volatility assumptions for hedged segregated fund guarantees both of which could result in increased reserve and capital requirements.

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Consistent with the high levels of regulatory activity internationally, the NAIC has been reviewing reserving and capital methodologies as well as the overall risk management framework. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and / or capital requirements for our business in the United States.

In 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft and the U.S. Financial Accounting Standards Board (“FASB”) issued its Insurance Contract Discussion paper. The IASB recently announced that it expects to issue a limited re-exposure draft in 2013 and the FASB announced it expects to issue an Exposure Draft in 2013. The final standards are not expected to be effective until 2018. The impact of changes to these accounting rules is still unknown however it could potentially put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada. These rules could also have adverse capital implications.

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments.

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed, including the National Insurance Act of 2007. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) contains several provisions that will impact the business of Manulife Financial and other large insurers acting in the United States. See the risk factor entitled “Dodd-Frank could adversely impact our results of operations and our liquidity”. In view of events involving certain financial institutions, it is possible that the U.S. federal government will heighten its oversight of insurers such as Manulife Financial, including possibly through a federal system of insurance regulation. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or laws could have on our business, results of operations and financial condition.

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

Our international operations are subject to regulation in the jurisdictions in which they operate. Many of our independent sales intermediaries also operate in regulated environments. Insurance regulators in Canada, the United States and Asia regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our results of operations and financial condition.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

From time to time, regulators raise issues during examinations or audits of Manulife Financial that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Our capital position could be negatively impacted by market conditions, the results of operations, or due to changes in regulatory requirements, inclusive of the impacts of changing financial accounting standards

Our capital ratios are sensitive to equity markets and interest rate movements. Further, potential changes related to IFRS and considerations underway by OSFI may result in a reduction in our capital ratios or more onerous capital requirements. As a result, Manulife Financial may be required to issue additional capital, which could increase costs and negatively impact our financial strength or credit ratings. See the risk factor entitled “We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations”.

MFC and its principal Canadian operating company, Manufacturers Life, are regulated by the Superintendent. Manufacturers Life is subject to the Superintendent’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. There can be no guarantee that Manufacturers Life’s MCCSR ratio can be maintained at or above targeted levels. For further discussion of capital requirements and MCCSR refer to “Government Regulation – Canada – Capital Requirements”.

In addition to OSFI’s capital requirements for our consolidated operations, each subsidiary must comply with regulatory guidelines applicable to a jurisdiction in which it operates, in accordance with capital definitions and measures defined by a local regulator. In the United States, the Company’s U.S. life insurance subsidiaries are subject to minimum regulatory capital requirements known as Risk Based Capital (“RBC”) requirements. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The Company seeks to maintain capital in excess of the minimum required in each jurisdiction.

Access to capital may be negatively impacted by market conditions

Disruptions, uncertainty or volatility in the financial markets may limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy regulatory capital requirements and to access the capital necessary to grow our business. Under extreme conditions, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, issue shorter term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.

Changes in accounting standards may adversely affect our financial statements

Our consolidated financial statements are prepared in accordance with IFRS, which we adopted as a replacement of prior Canadian GAAP effective January 1, 2011. From time to time, we are required to adopt revised or new accounting standards issued by recognized authoritative bodies. Market conditions have prompted these bodies to issue new guidance which further interprets or seeks to revise accounting pronouncements including those related to financial instruments and hedging, fair value measurements, consolidation of structures or transactions and new standards that expand disclosures. In addition, future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and such changes could have a material adverse effect on our financial condition and results of operations.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until 2018. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities under CALM will be maintained. Under CALM, the measurement of actuarial liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities. The IASB and FASB insurance contract project continues to work on a new insurance contract standard. While the IASB and FASB discuss common research papers, it is unlikely their final standards will be the same. In 2013 the IASB expects to issue a revised Exposure Draft which will include the full text of the proposed standard but will limit questions to avoid re-opening issues which they believe have been sufficiently deliberated. The FASB is at a different stage in its standard setting process and is expected to issue a full Exposure Draft in 2013.

The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently in the process of being developed. Therefore, the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.

We believe the accounting rules under discussion, if applied to regulatory capital, could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.

The amendments to IAS 19 “Employee Benefits” effective January 1, 2013 resulted in a material reduction in accumulated other comprehensive income (“AOCI”), a component of equity, upon adoption. As at December 31, 2012, the consolidated post-tax unrecognized net actuarial losses for the Company’s pension benefits, representing the net impact on the AOCI component and retained earnings adjustment reflected in regulatory capital on a post-tax basis were $595 million. The initial reduction in available capital resulting from unrealized losses on the Company’s own pension plans will be amortized for regulatory capital purposes on a straight line basis to December 31, 2014, for a total of approximately five points reduction in the MCCSR ratio by the end of 2014. Future unrealized gains and losses recorded under this standard will be amortized into regulatory capital over twelve quarters, thus mitigating potential volatility of the new rules.

Dodd-Frank could adversely impact our results of operations and our liquidity

Dodd-Frank Title VII in the United States establishes a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Regulations promulgated by the U.S. Commodities Futures Trading Commission and the U.S. Securities and Exchange Commission under Dodd-Frank which take effect in 2013 require certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. These new rules are expected to impose additional costs, including new capital and funding requirements, and additional regulation on the Company.

Derivative transactions executed through exchanges or regulated facilities will attract new incremental collateral requirements in the form of initial margin, and will require variation margin to be cash settled on a daily basis which increases liquidity risk for the Company. The increase in margin requirements combined with a more restricted list of securities that qualify as eligible collateral is expected to require us to hold larger positions in cash and treasuries, which would reduce income. Conversely, transactions executed through exchanges largely eliminate OTC counterparty credit risk but increase our exposure to the risk of an exchange or clearinghouse defaulting, and increased capital or margin requirements imposed on our OTC derivative counterparties could reduce our exposure to the counterparties’ default. In force derivative transactions will be grandfathered and could migrate to exchanges over time, or the Company may elect to accelerate the migration. Similar regulations in other jurisdictions we operate in are expected to become effective in 2013 and 2014. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank and similar regulations in other jurisdictions will lead to an increase or decrease in or change in composition of the risks we hedge.

We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

During 2012, the financial strength and credit ratings of our insurance operating companies were confirmed by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”), Moody’s Investors Service, a subsidiary of Moody’s Corporation (“Moody’s”), Fitch Ratings Ltd. (“Fitch”), A.M. Best Company (“A.M. Best”) and DBRS Limited (“DBRS”). Our insurance operating companies are currently rated AA- by S&P, A1 by Moody’s, AA- by Fitch Ratings, A+ (Superior) by A.M. Best and IC-1 by DBRS for financial strength.

At December 31, 2012, S&P, Moody’s, A.M. Best and DBRS had a stable outlook on the ratings of our insurance operating companies, and Fitch had a negative outlook. Credit rating agencies remain concerned with: the Company’s reduced financial flexibility associated with increased financial leverage and weak earnings coverage metrics; capital and net earnings volatility associated with fair-value accounting; net exposures to equity markets and lower interest rates; lower prospective earnings contribution from the U.S. operations and challenges associated with long term care and universal life products. There can be no guarantee that downgrades will not occur.

It is possible that there will be changes in the benchmarks for capital, liquidity, earnings and other factors used by these credit rating agencies that are important to a ratings assignment at a particular rating level. Any such changes could have a negative impact on our ratings, which could adversely impact our results of operations and financial condition.

Competitive factors may adversely affect our market share and profitability

The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisers, mutual funds, banks and other financial institutions. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our industry rivals and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses

Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict. The Company’s business plans, financial condition and results of operations have been and may continue to be negatively impacted or affected. The financial services industry has been particularly impacted by downturns in the financial markets and general economic conditions and is subject to a high degree of government regulation. Regulators may refine capital requirements and introduce new reserving standards. Furthermore, regulators have undertaken market and sales practices reviews of several markets or products, including variable annuities and group products. The current market environment may also lead to changes in regulation that may disadvantage us relative to some of our competitors.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses

We have engaged in acquisitions and dispositions of businesses in the past, and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments, that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

Our ability to achieve certain benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. See the risk factor entitled “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability”. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the cash generating unit (“CGU”) or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. In the third quarter of 2012, as a result of the persistent low interest rates in Canada, the Company recorded a goodwill impairment charge of $200 million attributable to our Canadian Individual Life CGU. The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios. The Company completed its 2012 goodwill and intangible asset tests in the fourth quarter of 2012, and as a result, management concluded that there was no impairment of intangible assets with indefinite lives. Going forward, as a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. The goodwill testing for 2013 will be updated based on the conditions that exist in 2013 and may result in further impairment charges, which could be material. See the risk factor entitled “Changes in accounting standards may adversely affect our financial statements”.

At December 31, 2012, under IFRS we had $3,100 million of goodwill and $2,013 million of intangible assets.

If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one CGU’s recoverable amount, or if the outlook for a CGU’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2013 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

Future income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities. Future tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements. The availability of those deductions is dependent on future taxable income against which the deductions can be made. Future tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is more likely than not that the future tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. The establishment of valuation allowances against our future tax assets could have a material adverse effect on our results of operations and financial condition. At December 31, 2012, we had $3,148 million of deferred tax assets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change our provision for income taxes which could have a material adverse effect on our business, results of operations and financial condition

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including but not limited to tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets.

Changes to public equity markets have had, and could continue to have, an adverse impact on our earnings and capital ratios

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with certain variable annuity and segregated fund products, asset based fees, and investments in publicly traded equities supporting both our general fund products and our surplus segment.

Our most significant source of equity risk arises from variable annuity and segregated funds with guarantees, where the guarantees are linked to the performance of the underlying funds. Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in shareholders’ net income and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products. As at December 31, 2012, net of amounts reinsured, the market value of the funds underlying the guarantees was $88,209 million and the amount of the guarantees was $96,305 million. The policy liability established for these benefits was $7,948 million at December 31, 2012 compared to $10,021 million at December 31, 2011.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, which may increase policy liabilities and reduce net income attributed to shareholders. In addition, a reduction in the outlook for expected future returns for publicly traded equities, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. In addition, to the extent publicly traded equities are held as available for sale, other than temporary impairments that arise will reduce income.

Expected long-term annual market growth assumptions for public equities in key markets are based on long-term historical observed experience. In the stochastic valuations of our segregated fund guarantee business, those rates inclusive of dividends are 9.6% per annum in Canada, 9.6% per annum in the U.S., 6.3% per annum in Japan and vary between 7.8% and 9.85% for European equity funds. The calibration of the economic scenario generators that are used to value segregated fund guarantee business complies with current actuarial Standards of Practice for the valuation of these products. Implicit margins are determined through stochastic valuation processes which results in lower net yields to determine reserves. Assumptions used for alternative long-duration assets backing liabilities are constrained by different Standards of Practice and result in marginally lower returns compared to those for public equities used in stochastic valuations. Alternative asset return assumptions vary based on asset class but are largely consistent, after application of valuation margins and differences in taxation, with returns assumed for public equities.

As a result of the effect of equity market movements on the liabilities for segregated fund guarantees, fee income, general fund equity investments supporting policy liabilities, the macro equity hedge and other than temporary impairments, MFC’s net earnings were positively impacted by $827 million in 2012, compared to a negative impact of $1,870 million in 2011.

For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

Changes in market interest rates may impact our earnings and capital ratios

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For segregated fund and variable annuity products, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

A prolonged low interest environment would result in charges related to lower fixed income ultimate reinvestment rate assumptions and an increase in new business strain. Other potential consequences of low interest rates include:

•	Low interest rates could negatively impact sales;

•	Lower risk free rates tend to increase the cost of hedging, and as a result the offering of segregated fund guarantees could become uneconomic;

•	The re-investment of cash flows into low yielding available for sale bonds could result in lower future earnings on surplus;

•	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes;

•	Lower interest rates could contribute to potential impairments of goodwill; and

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Lower interest rates could lead to lower mean bond parameters used for the stochastic valuation of segregated fund guarantees, resulting in higher reserves. Reduced bond parameters could also be precipitated by updated Standards of Practice that stipulate bond calibration requirements.

Changes in the market value of fixed income assets held in our surplus segment may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the available for sale fixed income unrealized gains or losses. While we have a history of being able to realize a portion of these gains or losses, it is not certain that we would crystallize any of the unrealized gains or losses available. As at December 31, 2012, the available for sale fixed income assets held in the surplus segment were in a net after tax unrealized gain position of $131 million. In 2012, the Company realized net charges of $16 million on the sale of bonds classified as available for sale and interest rate swaps held in our surplus segment. These net charges are included in the impact of interest rates below.

As a result of interest rate movements, MFC reported charges of $756 million in 2012 compared to a $43 million positive impact in 2011.

The Company’s hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks

The Company’s market risk hedging strategies include a variable annuity guarantee dynamic hedging strategy and a macro equity risk hedging strategy. The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital to both public equity and bond fund performance and interest rate movements. The total amount of guarantee value dynamically hedged increased to $60,917 million as at December 31, 2012 from $60,655 million as at December 31, 2011. The macro equity risk hedging strategy is designed to hedge a portion of our earnings sensitivity to public equity market movements arising from variable annuity guarantees not dynamically hedged, directly held exposures, and from other products and fees. Some of the limitations and risks associated with each strategy are described below.

Our current variable annuity guarantee dynamic hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, in order to maintain the hedged position within established limits. We may consider the use of additional hedge instruments opportunistically in the future.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience are not hedged;

•	Provisions for adverse deviation in the policy liabilities are not hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Correlations between interest rates and equity markets could lead to unfavourable material second order impacts;

•

Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

•	Not all other risks are hedged.

Our variable annuity guarantee dynamic hedging strategy relies on the execution of derivative transactions in a timely manner. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, rely on forward-looking long-term assumptions that may prove inaccurate, and rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities will be offset by losses from our hedging positions.

The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as equity markets increase.

Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. Higher volatility assumptions could be precipitated by changes to the Canadian Institute of Actuaries’ Standards of Practice or by changes to the calibration criteria used in the determination of required capital. Such changes could result in an increase to reserve and capital requirements. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

A deterioration in financial markets or general economic conditions could adversely impact our alternative long-duration asset investments

Alternative long-duration asset performance risk arises from general fund investments in commercial real estate, timberland and farmland properties, oil and gas properties, power and infrastructure assets and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. Alternative long-duration asset assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative long-duration assets, a decline in the value of these assets relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income. In addition, a reduction in the outlook for expected future returns for alternative long-duration assets, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. Further, if returns on certain external asset benchmarks used to determine permissible assumed returns under the Canadian Institute of Actuaries’ Standards of Practice are lower than expected, the Company’s policy liabilities will increase. In addition, potential changes to the Canadian Institute of Actuaries’ Standards of Practice that limit the amount of alternative long-duration assets assumed to support policy liabilities or reduce the return, net of margins for adverse deviation that can be assumed for these assets in the valuation of policy liabilities, would increase the Company’s policy liabilities.

Difficult economic conditions could result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would negatively impact the value of our investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail entirely. The timing and amount of income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

The value of oil and gas assets could be negatively impacted by a number of factors including, but not limited to changes in energy prices, production declines, adverse operating results, the impact of weather conditions on seasonal demand, our ability to execute on capital programs, incorrect assessments of the value of acquisitions, uncertainties associated with estimating oil and natural gas reserves, and difficult economic conditions. Changes in government regulation of the oil and gas industry, including environmental regulation and changes in the royalty rates resulting from provincial royalty reviews, could also adversely affect the value of our oil and gas investments.

In 2012, the valuations of our investments in commercial real estate, timberland and farmland properties and other sectors were generally positive. However, given economic uncertainties, valuations may decline which would adversely affect our results of operations and financial condition. We continue to monitor all asset classes.

Available for sale investments are recorded at fair value, but losses arising on those investments may not have been recorded in income

Some of our investments are classified as available for sale. Available for sale debt securities are recorded at fair value, but unrealized gains and losses are recorded in a separate component of equity and are not charged to income. Unrealized gains are recorded in income when the related asset is sold. Unrealized losses are recorded in income either when the related asset is sold or when the related asset is considered impaired and the impairment is not considered to be temporary. Should market levels decline, impairments may be judged to be other than temporary and part or all of any unrealized losses may be charged against future income as a result. As at December 31, 2012, $366 million of net unrealized gains were recorded in accumulated other comprehensive income (loss) on available for sale securities compared to $104 million of net unrealized gains as at December 31, 2011.

Our valuation of certain financial instruments may include methodologies, estimations and assumptions which are subjective in nature. Changes to investment valuations may arise in the future which materially adversely affect our results of operations and financial condition

The fair value for certain of our investments that are not actively traded is determined using models and other valuation techniques. These values therefore incorporate considerable judgment and involve making estimates including those related to the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

The economic downturn has resulted in significant market disruption, including rapidly widening credit spreads and illiquidity, volatile markets and for some instruments significantly reduced trading activity. It has been, and may continue to be difficult to value certain of our securities if trading is less active and/or market data is harder to observe. Consequently, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value that become recognizable in future periods could have a material adverse effect on our results of operations and financial condition.

Fluctuations in foreign currency exchange rates and foreign securities markets could negatively affect our profitability or regulatory capital ratios

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, reported earnings would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, but also increase our required capital in Canadian dollars, with an unknown net impact on our regulatory capital ratios.

In 2012, the movements of the Canadian dollar relative to our key operating currencies had a positive impact of $30 million on our net income attributed to shareholders.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Adverse capital and credit market conditions may significantly affect our liquidity risk

During the financial crisis, extreme disruption in the capital and credit markets exerted downward pressure on availability of liquidity and credit capacity. Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets, or increase borrowing costs. Should large and unexpected cash outflows occur, exceeding our worst case stress testing, we may be forced to sell assets at a loss or raise additional funds at significant cost in order to meet our liquidity needs.

We are dependent on cash flow from operations, a pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities to provide liquidity. We need liquidity to meet our payment obligations including those related to insurance and annuity benefits, cashable liabilities, our operating expenses, interest on our debt, dividends on our equity capital, and to replace certain maturing liabilities. Liquid assets are also required to pledge as collateral to support activities such as the use of derivatives for hedging purposes and to cover cash settlement associated with exchange-traded derivatives that are settled with exchanges. The implementation of Dodd-Frank Title VII in the United States, effective in 2013, will increase the amount of derivatives executed through centralized exchanges and cleared through regulated clearinghouses and therefore increase related liquidity risk. Similar regulations in other jurisdictions in which we operate are expected to be effective in 2013 and 2014. The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on assets under management, money market securities, and cash flow from our investment portfolio. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing liabilities.

In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases further due to a significant market downturn.

Our banking subsidiary relies on confidence sensitive deposits and this increases our liquidity risk

Manulife Bank is a wholly owned subsidiary of our Canadian life insurance operating company, Manufacturers Life. The bank is principally funded by retail deposits. A real or perceived problem with the bank or its parent companies could result in a loss of confidence in the bank’s ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. A substantial portion of the bank’s deposits are demand deposits that can be withdrawn at any time, while the majority of the bank’s assets are first residential mortgages in the form of home equity lines of credit, which represent long term funding obligations. The bank models extreme stress scenarios that demonstrate that the bank has a sufficient pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities, which when combined with the bank’s capacity to securitize residential mortgage assets provides sufficient liquidity to meet potential requirements under these stress scenarios. If deposit run-off speeds exceed these extreme stress test assumptions the bank may be forced to sell assets at a loss to third parties or the bank may request support from Manufacturers Life.

Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. The implementation of Dodd-Frank Title VII in the United States, effective in 2013, will require certain derivatives to be executed through centralized exchanges and cleared through regulated clearinghouses, and this is expected to increase liquidity requirements to support these contracts. As at December 31, 2012, total pledged assets were $3,638 million, compared to $4,233 million in 2011, primarily due to a decrease in derivative collateral requirements. Assets pledged as collateral are not available to support our liquidity needs.

The Company’s ability to obtain letters of credit could become constrained, limiting our ability to use affiliate reinsurance to manage local capital ratios

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to re-pricing risk and under adverse conditions increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or restrict our ability to sell products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the recent global financial crisis, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2012.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends

MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries. In addition, OSFI is considering capital requirements for Manufacturers Life on a stand-alone basis that could further restrict dividends and other distributions to MFC.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries first and foremost, rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial statements and regulatory capital both on transition and going forward. The impact of these changes remains uncertain but could lead to higher levels of capital going forward. These changes could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential.

In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from an increase in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

The payment of dividends to MFC by Manufacturers Life is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. As a result of the restructuring of our subsidiaries on December 31, 2009, all of our U.S. operating life insurance companies are now subsidiaries of Manufacturers Life.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to Manufacturers Life. Our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to Manufacturers Life in certain circumstances.

In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations. Limits on the ability of our insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

The Company maintains capital in its insurance subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. We may decide to maintain additional capital in our operating subsidiaries to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset backed securities, and consumer loans. These assets are generally carried at fair value, but changes in value that arise from a credit related impairment are recorded as a charge against income. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Defaults and downgrade charges were generally below the historical average in 2012, however, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels. Net impaired fixed income assets were $337 million, representing 0.15% of total general fund invested assets as at December 31, 2012, compared to $486 million, representing 0.21% of total general fund invested assets as at December 31, 2011.

If a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate

The Company uses derivative financial instruments to mitigate exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. Most of the counterparties in our derivative transactions are financial institutions, which have been adversely affected by the downturn. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2012, the largest single counterparty exposure without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,922 million (2011 – $3.029 million), nil after taking into account master netting agreements and the fair value of collateral held (2011 – $7 million). As at December 31, 2012, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $15,216 million (2011 – $15,924 million) compared with $23 million after taking into account master netting agreements and the benefit of fair value of collateral held (2011—$293 million). The exposure to any counterparty would grow if, upon the counterparty’s default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace that derivative with another counterparty, the gain on the derivatives subsequent to the counterparty’s default would not be backed by collateral. This is often called Potential Future Exposure.

The Company’s hedging strategies continue to expand and our counterparty risk will increase as we increase the use of derivatives under these strategies. For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we have reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves (approximately one third of the business we reinsure is with three large reinsurers). In addition, the Company has over time sold certain blocks of business to third party purchasers using reinsurance. To the extent that the reinsured contracts are not subsequently novated to the purchasers, we remain legally liable to the insureds. Should the purchasers be unable or unwilling to fulfill their contractual obligations under the reinsurance agreement, we would need to increase policy liabilities resulting in a charge to net income attributed to shareholders. To reduce credit risk, the Company may require purchasers to provide collateral for their reinsurance liabilities.

We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2012, the Company had loaned securities (which are included in invested assets) valued at approximately $1,458 million, compared to $1,274 million at December 31, 2011.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include, but are not limited to: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the financial condition of the issuer; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective, and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Actual experience may differ from assumptions with respect to claims, policyholder behaviour and expenses

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Losses may result should actual experience be materially different than that assumed in the design, pricing and sale of products. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

We may be unable to obtain necessary price increases on our in-force long-term care business, or may face delays in implementation

We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities would increase accordingly. For further discussion see “Business Operations – U.S. Division – U.S. Insurance – JH Long-Term Care”.

Reinsurance may not be available, affordable or adequate to protect us against losses

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and business partners, could erode our corporate image and damage our franchise value

Manulife Financial’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife Financial’s reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners include, among others, third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.

If any of these representatives or business partners fails to adequately perform their responsibilities, or monitor their own risk, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation and our business. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

We rely on third party service providers in several areas of our business and disruptions in their services could have a negative impact on our operations or our reputation

We may outsource certain technology and business functions to third parties from time to time and expect to continue to do so in the future. If we do not effectively manage these third party providers, the third party providers do not meet contractual requirements, or we face disruptions with a transition of services to/from a third party, we may experience operational difficulties, increased costs, a loss of business and/or an adverse impact on our business reputation.

Interruptions relating to our technology and information security could significantly disrupt our business, impede our ability to conduct business and adversely impact our business, results of operations, financial condition, and reputation

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Our technology infrastructure, information services and applications are governed and managed according to operational integrity, resiliency, data integrity, confidentiality and information security policies, standards and controls. Disruption to information services operations due to system failure, security breach or global crisis can have negative consequences for our businesses. We have business continuity and disaster recovery, information security, technology risk and other policies, plans and procedures in place designed to minimize the impact of business disruptions, help ensure compliance with laws and regulations and protect confidential/personal information. However, disruptions, breaches or violations caused by errors, natural disasters, man-made disasters, criminal activity, fraud, cyber-attacks, pandemics or other events beyond our control, could prevent us from effectively operating our business, or could adversely impact us from a financial, operational and reputational perspective.

In particular, our computer networks are subject to the risk of so-called Advanced Persistent Threats (“APT”), also referred to as cyber attacks. APT is a type of sophisticated malware breach that has become more pervasive and frequent within the financial services sector. An APT is a network attack in which an unauthorized person or persons attempt(s) to gain undetected access to a network. The intention of an APT attack is to steal data rather than to cause other damage to the network or organization. APT attacks target organizations in sectors with high-value information, such as national defense, manufacturing and the financial industry. The Company has an Information Risk Management Program, which includes information and cyber security defenses, to protect our networks from APT attacks, however there can be no assurance that these counter measures will be successful in protecting our networks against APT attacks. An APT attack that results in access to our network could adversely impact us from a financial, operational and reputational perspective.

We may not be able to retain and attract qualified individuals which could impact our ability to execute on our business strategies

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. Further, we depend on key management and actuarial, information technology, investment management, underwriting, sales staff and other personnel, and our business would suffer if we lose their services and are unable to adequately replace them. In addition, our future growth plans may require us to increase the number of such personnel and we may be constrained from doing so due to intense competition for the best talent. Further, changes to organization structure may occur from time to time, such as the Organizational Design project, and can create risks related to employee engagement and retention.

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer

We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, brand, support services and compensation and product features. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

The use of complex models could expose us to risk if the models are developed or used inappropriately, interpreted incorrectly or are deficient in some respect

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. The Company continues to work towards all business critical models being independently vetted, but there can be no assurances that all models have been independently vetted and that all potential issues have been identified and adequately addressed.

The inter-connectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated

Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and increasingly complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for the Company’s Investment Division or its Treasury function, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group. Further, failure to consider these inter-relationships in our modeling and financial and strategic decision making processes could have a negative impact on our operations.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition

We have devoted significant resources to develop our risk management policies, procedures and strategies and expect to continue to do so in the future. Nonetheless, our policies, procedures and strategies may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material

We are subject to income taxes in Canada and the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition

A substantial portion of our revenue and income is derived from our operations outside of North America, primarily in key Asian markets. Some of these key geographical markets are developing and are rapidly growing countries and markets that present unique risks that we do not face, or are negligible, in our operations in Canada or the United States. They face the risk of discriminatory regulation, political and economic instability, market volatility and significant inflation, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Failure to manage these risks could have a significant negative impact on our operations and profitability.

We are currently planning to expand our international operations in markets where we operate and potentially in new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

Additional Risks

The declaration and payment of dividends and the amount thereof is subject to change

The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the “Preferred Shares”) and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of Directors of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of Directors of MFC may reduce, defer or eliminate MFC’s common share dividend in the future.

The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the preferred shares have a fixed rate of dividend.

See “Government Regulation” and “Dividends” for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timber and agricultural properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property, or affecting other property.

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; or increased mortality or morbidity resulting from environmental damage or climate change.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

See “Constraints On Ownership of Shares” for a summary of the restrictions concerning the ownership of shares of MFC and certain of its subsidiaries.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular we have invested considerable resources in promoting the brand names “Manulife Financial” and “John Hancock” and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Entities within the MFC Group are interconnected which may make separation difficult

MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife Financial group has been raised at the MFC or Manufacturers Life level and then transferred to other entities as equity or debt capital as appropriate. Other linkages include the use of loans, guarantees, capital maintenance agreements, derivatives, shared services and reinsurance. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:

•	Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.

•

Linkages may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction and the disposition or separation of a subsidiary may not fully eliminate the liability of MFC and its remaining subsidiaries for shared risks. For example, some analysts and shareholders have asked whether a sale or spin-off of all or part of the U.S. Division would avoid what is considered to be onerous Canadian regulatory oversight. Without analyzing the long term strategic implications of such a transaction which may be negative, such a transaction would be very difficult to accomplish as a result of a number of factors, including, (i) MFC and its remaining subsidiaries would continue to have a significant amount of residual risk under guarantees and reinsurance arrangements that could not be terminated; (ii) capital mobility and efficiency would be considerably limited; (iii) significant potential tax consequences; (iv) highly uncertain accounting and regulatory outcomes; (v) a requirement for significant capital injections; and (vi) increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. Regulated subsidiaries of MFC must maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the MCCSR for Manufacturers Life and the RBC requirements for MFC’s U.S. life insurance subsidiaries.

Capital requirements for Manufacturers Life are governed by the MCCSR. The MCCSR ratio is prepared on a consolidated basis. It compares capital available to capital required. Capital available includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from capital available including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Capital required is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio is 120% with a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, innovations in the industry, consolidation trends and international developments. MFC endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is above the supervisory target and that allows margins for equity market and interest rate declines and takes into account other factors that could adversely impact the capital position in the foreseeable future. At December 31, 2012, Manufacturers Life had an MCCSR ratio of 211%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. In 2012, OSFI made a number of changes to the MCCSR, all of which were of minor consequence for our regulatory capital ratios.

The 2013 MCCSR Guideline contains two changes that will each significantly impact MLI’s regulatory capital ratio. Using more recent data and analysis, OSFI reduced requirements for lapse risk capital. As a result, MLI’s MCCSR ratio would increase by approximately 4 points on January 1, 2013 on a pro forma basis. More than offsetting this change over the next two years is a reduction in available capital due to the alignment of capital rules with the new accounting standard for defined benefits pension plans (IAS 19R) the initial impact of which is largely amortized for regulatory capital purposes by December 31, 2014. Future unrealized gains and losses recorded under this standard for actuarial losses on the Company’s own pension plans will be amortized into regulatory capital over twelve quarters, thus mitigating potential volatility of the new rules.

See the risk factor entitled “Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth” for information about regulatory initiatives and other developments which could impact MFC’s capital position.

The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed the Appointed Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Appointed Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly presents the results of the valuation. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0—no significant problem/normal activities to stage 4—non-viability/insolvency imminent); (iv) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (v) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vi) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (iv), (v) and (vi) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators which guidelines are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (“MAML”) is registered as a portfolio manager and exempt market dealer with the securities commissions in all Canadian provinces, as an investment fund manager in the provinces of Ontario, Newfoundland and Quebec, as a commodity trading manager in Ontario, and as a mutual fund dealer in Newfoundland and Ontario. MAML is subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws (except Nunavut) to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the MFDA, a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and Yukon Territory. Manulife Securities Inc. (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as IIROC, a self-regulatory organization.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock New York and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2012.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. As a result of the reorganization of our U.S. subsidiaries, our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock New York and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required if the dividend (together with other distributions made during the preceding 12 months, or in the case of New York the calendar year) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. Approval is deemed to have occurred if notice of a dividend within the above limits is filed with the regulators and it is not disapproved during a 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the U.S. Securities and Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC, Signator Investors, Inc. and John Hancock Funds, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, LLC, Manulife Asset Management (U.S.) LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Inc., Declaration Management & Research LLC, John Hancock Investment Management Services, LLC and Manulife Asset Management (North America) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of mandatory provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

The new Insurance Law, a comprehensive body of substantive laws covering insurance contracts which replaces the Insurance Chapter of the Commercial Code enacted more than 100 years ago, was fully implemented on April 1, 2010. The Insurance Law includes significant changes to the Commercial Code including expansion of its scope to cover “co-operative agreements”, introduction of provisions on accident and sickness insurance, and enhancement of protection of policyholders, among other things. It requires substantial amendments to the general terms of insurance policies and such amendments must be approved by the FSA.

Effective March 2012 (the end of local financial year 2011), the FSA introduced new standards for the Solvency Margin Ratio. The Solvency Margin Ratio is a criteria referred to by the authorities in supervising insurance companies when observing their financial strength. The respective insurance companies have applied the new standard to their financial statements as of March 2011, and have disclosed the calculated outcome to provide reference information.

The new Solvency Margin Standards put more weight on investment risks. As a result of Manulife Japan’s strong risk management policy as well as prudent investment strategy, the new standards have little impact on Manulife Japan’s Solvency Margin Ratio and its competitive position in terms of financial strength.

Deregulation allowed banks to begin selling insurance products over the counter in 2007. However, to prevent banks from taking advantage of their superior position in selling insurance products, some regulations such as the “Measure to prevent abuse” were kept to be enforced so that banks could not sell insurance products to employees of small to mid-size companies which were borrowers from the bank at the same time. The FSA deregulated some of these rules beginning in April 2012.

Banks are allowed to sell insurance products to borrowers as long as the loans these borrowers have taken out are mortgage loans and not loans directly used for business purposes. Banks are no longer prohibited from selling savings type products such as “single premium whole life insurance” or “endowment insurance” to employees working at small to mid-size companies to whom the bank has loaned money.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”). As of December 31, 2012, MFC had 1,827,721,539 Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2, 12 million Class A Shares Series 3, 18 million Class A Shares Series 4, 14 million Class 1 Shares Series 1, 8 million Class 1 Shares Series 3, 8 million Class 1 Shares Series 5, 10 million Class 1 Shares Series 7, 10 million Class 1 Shares Series 9, and 8 million Class 1 Shares Series 11 issued and outstanding. MFC has authorized but not issued Class A Shares Series 5, Class 1 Shares Series 2, Class 1 Shares Series 4, Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, and Class 1 Shares Series 12.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefore and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2010 to December 31, 2012:

I.	On the Common Shares, a dividend of $0.13 per share was paid on March 19, 2010, June 21, 2010, September 20, 2010, December 20, 2010, March 21, 2011, June 20, 2011, September 19, 2011, December 19, 2011, March 19, 2012, June 19, 2012, September 19, 2012 and December 19, 2012;

II.	On the Class A Shares Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

III.	On the Class A Shares Series 2, a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

IV.	On the Class A Shares Series 3, a dividend of $0.28125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

V.	On the Class A Shares Series 4, a dividend of $0.4125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

VI.	On the Class 1 Shares Series 1, a dividend of $0.35 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

VII.

On the Class 1 Shares Series 3, (i) a dividend of $0.28767 per share was paid on June 19, 2011, and (ii) a dividend of $0.2625 per share was paid on September 19, 2011, December 19, 2011 and on the 19th day, or the first business day thereafter, of March, June, September and December of 2012;

VIII.	On the Class 1 Shares Series 5, (i) a dividend of $0.313425 per share was paid on March 19, 2012, and (ii) a dividend of $0.275 per share was paid on June 19, 2012, September 19, 2012 and December 19, 2012;

IX.	On the Class 1 Shares Series 7, (i) a dividend of $0.371781 per share was paid on June 19, 2012, and (ii) a dividend of $0.2875 per share was paid on September 19, 2012 and December 19, 2012; and

X.	On the Class 1 Shares Series 9, (i) a dividend of $0.355616 per share was paid on September 19, 2012, and (ii) a dividend of $0.275 per share was paid on December 19, 2012.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments or their agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes the security ratings that MFC has received from approved rating organizations on its outstanding securities as at the date of this Annual Information Form.

	DBRS	Fitch	S&P
Class A Series 1	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class A Series 2	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class A Series 3	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class A Series 4	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 1	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 3	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 5	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 7	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 9	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Class 1 Series 11	Pfd-2(high)/ Stable	BBB / Negative	P-2 / BBB / Stable
Medium Term Notes	A (high)/ Stable	A- / Negative	A- / Stable

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from ‘AAA’ to ‘D’. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating category is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to provide an understanding of DBRS’ opinion regarding the outlook for the rating; although a positive or negative trend does not necessarily indicate that a rating change is imminent.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have been assigned a Pfd-2(high) rating, fourth out of 16 preferred share ratings on the respective ratings scale, as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

MFC’s Medium Term Notes have been assigned an A (high) rating, the fifth out of 26 long-term obligations ratings, reflecting good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for debt and preferred shares in a range from “AAA” to “D” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have been assigned a ‘BBB’ rating, ninth out of 21 preferred share ratings on the respective rating scale, reflecting good credit quality and denoting that expectations of credit risk are currently low. The Company’s capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes have been assigned an ‘A-’ rating, the seventh out of 21 long-term ratings on the respective rating scale, reflecting high credit quality. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

The negative outlook assigned to these ratings reflects Fitch’s concerns about low profitability and earnings and their effect on organic capital generation, low fixed-charge coverage and earnings volatility.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. S&P Canadian preferred share scale ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P global debt rating scale ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have been assigned a P-2 rating on the Canadian scale, which corresponds to a ‘BBB’ rating on the global scale. The P-2 rating ranks fifth out of 18 preferred share ratings on the respective ratings scale, and denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P assigns ratings for long-term obligations in a range from ‘AAA’ to ‘D’. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P global debt rating scale ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

MFC’s Medium Term Notes have been assigned an A- rating, seventh out of 22 long-term issue credit ratings. An obligation rated “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

The stable outlook assigned to these ratings reflects S&P’s expectation that the Company will sustain its extensive competitive advantages globally, and that its capitalization is sufficient to withstand significant market volatility.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of DBRS, Fitch and S&P during the last two years.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, and Class A Shares Series 4 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B”, “MFC.PR.C” and “MFC.PR.D”, respectively. The Class 1 Shares Series 1, Class 1 Shares Series 3, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9 and Class 1 Shares Series 11 are listed for trading on the TSX under the symbol “MFC.PR.E”, “MFC.PR.F”, “MFC.PR.G”,“MFC.PR.H”, “MFC.PR.I” and “MFC.PR.J”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2012	High (C$)	Low (C$)	Volume	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	$12.96	$11.03	91,888,253	$12.88	$10.89	59,234,100
February	$12.95	$11.45	113,137,277	$12.99	$11.44	56,654,602
March	$14.07	$11.66	126,440,823	$14.21	$11.65	86,639,322
April	$13.73	$12.28	84,155,029	$13.90	$12.23	57,583,265
May	$13.86	$10.76	116,813,687	$14.07	$10.38	68,482,862
June	$11.35	$10.39	102,214,671	$11.15	$9.97	57,414,176
July	$11.52	$10.18	57,596,220	$11.33	$9.99	41,554,298
August	$11.56	$10.32	63,367,911	$11.71	$10.25	47,780,707
September	$12.92	$11.04	73,815,556	$13.35	$11.10	44,013,105
October	$12.62	$11.76	50,943,139	$12.87	$11.99	33,873,386
November	$12.94	$11.65	82,368,169	$13.01	$11.59	45,283,535
December	$13.71	$12.63	74,092,774	$13.88	$12.70	32,377,888

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 1, Series 2, Series 3, Series 4 and Class 1 Shares Series 1, Series 3 and Series 5 on the TSX for the period indicated.

	TSX – Class A Shares Series 1			TSX – Class A Shares Series 2
2012	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$26.01	$25.14	204,693	$24.25	$21.84	473,083
February	$26.57	$25.31	324,121	$24.29	$22.96	285,963
March	$25.92	$25.29	889,585	$24.21	$22.70	238,380
April	$25.86	$25.67	183,977	$23.79	$23.29	101,391
May	$25.86	$25.12	501,909	$24.25	$22.69	208,876
June	$25.55	$25.05	249,631	$23.38	$22.25	154,305
July	$25.63	$25.30	103,733	$23.75	$23.13	253,250
August	$25.76	$25.26	238,774	$23.80	$23.40	272,043
September	$25.72	$25.51	548,639	$24.02	$23.60	301,304
October	$26.10	$25.56	107,923	$24.33	$23.85	261,106
November	$25.95	$25.50	76,808	$24.53	$24.01	254,971
December	$26.10	$25.60	89,114	$24.99	$24.42	142,434

	TSX – Class A Shares Series 3			TSX – Class A Shares Series 4
2012	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$23.65	$21.23	371,520	$27.71	$26.79	388,563
February	$24.20	$22.42	267,162	$27.50	$26.40	726,275
March	$23.99	$23.03	222,498	$27.00	$26.28	308,124
April	$23.45	$23.05	140,171	$27.14	$26.82	207,630
May	$23.92	$22.57	217,091	$27.12	$26.40	336,858
June	$22.93	$21.62	156,694	$26.91	$26.05	299,714
July	$23.87	$22.52	121,372	$26.94	$26.41	153,690
August	$24.04	$23.45	123,782	$26.85	$26.24	226,582
September	$23.95	$23.51	95,142	$26.73	$26.41	307,996
October	$24.09	$23.68	250,858	$27.02	$26.54	322,247
November	$24.21	$23.72	229,214	$27.03	$26.45	275,510
December	$24.68	$23.96	127,779	$26.80	$26.29	174,342

	TSX – Class 1 Shares Series 1			TSX – Class 1 Shares Series 3
2012	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$26.99	$26.10	148,423	$25.00	$23.91	167,943
February	$27.00	$25.71	196,829	$25.19	$23.71	127,154
March	$26.47	$25.76	122,588	$24.58	$23.79	230,680
April	$26.43	$26.00	121,685	$25.10	$24.50	120,866
May	$26.59	$25.86	205,064	$25.00	$24.10	144,341
June	$26.25	$25.50	126,161	$24.25	$23.11	127,062
July	$26.24	$26.01	123,447	$24.00	$23.50	140,431
August	$26.30	$25.80	112,277	$24.45	$23.79	142,154
September	$26.38	$25.90	355,947	$24.25	$24.03	84,895
October	$26.44	$26.12	123,928	$24.15	$23.85	305,821
November	$26.86	$26.01	224,760	$24.90	$23.87	246,228
December	$26.50	$26.10	240,803	$24.54	$23.60	110,872

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7[13]
2012	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$25.25	$23.91	726,851
February	$26.10	$24.75	537,490	$25.25	$24.90	1,054,875
March	$25.25	$24.76	200,644	$25.54	$25.10	443,696
April	$25.80	$25.05	160,067	$25.99	$25.30	418,544
May	$25.72	$24.77	410,165	$26.00	$25.06	256,859
June	$25.30	$24.76	224,561	$25.48	$24.87	165,122
July	$25.60	$25.14	415,452	$25.87	$25.26	267,435
August	$25.84	$25.26	189,371	$25.94	$25.51	139,832
September	$25.90	$25.51	178,229	$25.99	$25.50	245,680
October	$26.00	$25.46	150,183	$26.24	$25.75	287,195
November	$26.35	$25.70	99,596	$26.40	$25.70	99,040
December	$26.29	$25.60	87,674	$26.29	$25.65	169,655

[13]	Issued February 22, 2012

	TSX – Class 1 Shares Series 9[14]			TSX – Class 1 Shares Series 11[15]
2012	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January
February
March
April
May	$24.97	$24.85	522,475
June	$24.99	$24.26	301,784
July	$25.20	$24.86	947,247
August	$25.50	$25.01	397,960
September	$25.82	$25.25	216,077
October	$25.89	$25.34	195,967
November	$25.97	$25.30	203,624
December	$26.30	$25.40	147,526	$25.74	$24.87	1,370,338

LEGAL PROCEEDINGS

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

A class action covering Quebec residents only is pending in Quebec against the Company and proposed class action lawsuits against the Company have been filed in Ontario and the United States, on behalf of investors in Canada (except for Quebec residents) and the United States, respectively. The United States action was dismissed with prejudice in an opinion docketed on September 20, 2012. The remaining actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 12, 2013. Additional information on each Director can be found at the section entitled “Nominees for the Board of Directors” in MFC’s Proxy Circular dated March 12, 2013 filed on SEDAR, which section is incorporated herein by reference.

[14]	Issued May 24, 2012
[15]	Issued December 4, 2012

Each Director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 2, 2013.

Name and Residence	Position with Manulife Financial	Principal Occupation
Dr. Gail C.A. Cook-Bennett Ontario, Canada	Chair of the Board(1)	Chair of the Board Manulife Financial
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial
Joseph P. Caron British Columbia, Canada	Director	President, Joseph Caron Incorporated (consulting firm) (2)
John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)
Susan F. Dabarno Ontario, Canada	Director	Corporate Director (3)
Thomas P. d’Aquino Ontario, Canada	Director	Chairman and Chief Executive, Intercounsel Ltd. (management consulting firm) (4)
Richard B. DeWolfe Massachusetts, United States	Vice-Chair of the Board(5)	Managing Partner, DeWolfe & Company LLC (consulting firm)
Robert E. Dineen, Jr. Connecticut, United States	Director	Attorney at Law(6)
Sheila S. Fraser Ontario, Canada	Director	Corporate Director(7)
Scott M. Hand Ontario, Canada	Director	Chair, Royal Nickel Corporation (nickel development company)(8)
Robert J. Harding Ontario, Canada	Director	Corporate Director (9)
Luther S. Helms Arizona, United States	Director	Managing Partner, Sonata Capital Group (investment advice firm)
Tsun-yan Hsieh Singapore	Director	Chairman, LinHart Group Pte Ltd. (consulting firm) (10)
Donald R. Lindsay British Columbia, Canada	Director	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)
Dr. Lorna R. Marsden Ontario, Canada	Director	President Emerita and Professor, York University
John R.V. Palmer Ontario, Canada	Director	Corporate Director(11)
C. James Prieur Illinois, United States	Director	Corporate Director(12)
Andrea S. Rosen Ontario, Canada	Director	Corporate Director
Hugh W. Sloan, Jr. Michigan, United States	Director	Chair, Spartan Motors Inc. (manufacturer of specialty vehicles) (13)
Lesley Daniels Webster Florida, United States	Director	President, Daniels Webster Capital Advisors (Enterprise Risk Management consulting firm)

(1)	Dr. Cook-Bennett was appointed Chair of the Board effective October 2, 2008. Prior to October 2008, Dr. Cook-Bennett was Chair of the Canada Pension Plan Investment Board.
(2)	Prior to September 2010, Joseph Caron was Canada’s High Commissioner to India and Ambassador to Nepal and Bhutan. Prior to August 2008, Mr. Caron was Canada’s Ambassador to Japan.
(3)	Susan Dabarno was appointed to the Board effective March 1, 2013. Prior to May 2010, Susan Dabarno was Executive Chair of Richardson Partners Financial Limited/GMP. Prior to November 2009, Ms. Dabarno was President and Chief Executive Officer of Richardson Partners Financial Limited.
(4)	Prior to January 2010, Thomas d’Aquino was Chief Executive and President, Canadian Counsel of Chief Executives.
(5)	Richard DeWolfe was appointed Vice-Chair of the Board effective December 1, 2012.
(6)	Prior to January 2009, Robert Dineen was Of Counsel to Shearman & Sterling LLP.
(7)	Prior to June 2011, Sheila Fraser served as Auditor General of Canada.
(8)	Since September 2009, Scott Hand has been the Chair of Royal Nickel Corporation.
(9)	Prior to July 2012, Robert Harding was Chair of Brookfield Infrastructure Global Advisory Board. Prior to August 2010, Mr. Harding was Chair, Brookfield Assessment Management Inc.
(10)	Prior to June 2008, Tsun-yan Hsieh was Director of McKinsey & Company.

(11)	Since June 2005, John Palmer has been the Chair of the Toronto International Leadership Centre for Financial Sector Supervision.
(12)	Prior to October 2011, C. James Prieur was CEO of CNO Financial Group Inc.
(13)	Prior to August 19, 2008, Hugh Sloan was Deputy Chairman, Woodbridge Foam Corporation.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of December 31, 2012, except as otherwise specified.

Name and Residence	Position with Manulife Financial
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer(1)
Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Corporate Affairs and General Counsel(2)
Craig R. Bromley Massachusetts, United States	Senior Executive Vice President, U.S. Division (3)
Robert A. Cook Hong Kong, Special Administrative Region of the People’s Republic of China	Senior Executive Vice President and General Manager, Asia
Cindy L. Forbes Ontario, Canada	Executive Vice President and Chief Actuary(4)
Marianne Harrison Massachusetts, United States	Senior Executive Vice President and General Manager, Canada(5)
Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments(6)
Rahim Hirji Ontario, Canada	Executive Vice President and Chief Risk Officer (7)
Stephani E. Kingsmill Ontario, Canada	Executive Vice President, Human Resources(8)
Beverly S. Margolian Ontario, Canada	Executive Vice President and Chief Strategy Officer (9)
Stephen B. Roder Ontario, Canada	Senior Executive Vice President and Chief Financial Officer(10)
Paul L. Rooney Ontario, Canada	Chief Operating Officer (11)
Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer (12)

(1)	Prior to May 2009, Donald Guloien was Senior Executive Vice President and Chief Investment Officer.
(2)	Position effective January 1, 2013. Prior to January 2013, Jean-Paul Bisnaire was Senior Executive Vice President, Corporate Development and General Counsel. Prior to May 2010, Mr. Bisnaire was Senior Executive Vice President, Business Development and General Counsel.
(3)	Prior to September 2012, Craig Bromley was Executive Vice President and General Manager, Japan.
(4)	Prior to August 6, 2010, Cindy Forbes was Senior Vice President and Chief Financial Officer, Asia.
(5)	Position effective January 1, 2013. Prior to January 2013, Marianne Harrison was Executive Vice President and General Manager of John Hancock Long-Term Care Insurance. Prior to March 2008, Ms. Harrison was Executive Vice President and Controller.
(6)	Prior to May 2009, Scott Hartz was Executive Vice President, U.S. Investments.
(7)	Prior to August 11, 2011, Rahim Hirji was Senior Vice President and Chief Financial Officer, Canadian Division.
(8)	Prior to May 2010, Stephani Kingsmill was Senior Vice President and General Manager, Real Estate.
(9)	Prior to August 11, 2011, Beverly Margolian was Executive Vice President and Chief Risk Officer. Ms. Margolian retired effective February 28, 2013.
(10)	Prior to June 2012, Stephen Roder was a co-founder and director of Peak Reinsurance Company Ltd. Prior to May 2010, Mr. Roder was Chief Financial Officer of AIA Group.
(11)	Position effective January 1, 2013. Prior to January 2013, Paul Rooney was Senior Executive Vice President and General Manager, Canada.
(12)	Prior to May 2009, Warren Thomson was Executive Vice President, U.S. Investments and Global Investment Management.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2012 was 478,055, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada: CIBC Mellon Trust Company P.O. Box 700, Station B Montreal, Quebec, Canada, H3B 3K3 Toll Free: 1-800-783-9495	In the United States: Computershare Shareowner Services LLC 250 Royall Street Canton , MA 02021 Toll Free: 1-800-249-7702

www.canstockta.com/investor www.canstockta.com/investisseur	www.computershare.com

The transfer agent for MFC’s Class A Shares and Class 1 Shares is CIBC Mellon Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”) (as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has entered into supplemental indentures to the Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008, April 8, 2009, June 2, 2009 and August 20, 2010 setting out the terms of Medium Term Notes that were issued by MFC. As at December 31, 2012, an aggregate principal amount of $3.8 billion in Medium Term Notes is issued and outstanding.

Manufacturers Life entered into an amended and restated trust indenture dated November 18, 2011 with BNY Trust Company of Canada (“BNY Mellon Trust”) (amending and restating an indenture dated November 8, 2002) (the “Manufacturers Life Trust Indenture”) setting out the terms of debentures that may be issued by Manufacturers Life under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. Manufacturers Life has entered into supplemental indentures to the Manufacturers Life Trust Indenture with BNY Mellon Trust dated November 18, 2011, February 17, 2012 and February 25, 2013 setting out the terms of fixed/floating subordinated debentures that were issued by Manufacturers Life. In connection with each issuance of fixed/floating subordinated debentures, MFC entered into a subordinated guarantee whereby MFC fully and unconditionally guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price, if any, of the Manufacturers Life fixed/floating subordinated debentures. More information about MFC’s guarantees of the Manufacturers Life fixed/floating subordinated debentures can be found at Note 19 (d) of MFC’s consolidated financial statements for the year ended December 31, 2012 filed on SEDAR. As at December 31, 2012, an aggregate principal amount of $1.05 billion in subordinated debentures was issued and outstanding. Manufacturers Life’s issuance of $200 million of fixed/floating subordinated debentures on February 25, 2013 increased the aggregate principal amount of issued and outstanding subordinated debentures to $1.25 billion.

MFC entered into a trust indenture dated September 17, 2010 with The Bank of New York Mellon (“BNY Mellon”)(the “U.S. Indenture”) setting out the terms of debentures that may be issued by MFC under a short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System. MFC entered into a first supplemental indenture with BNY Mellon on September 17, 2010 setting out the terms of two series of senior notes issued by MFC on September 17, 2010 by prospectus supplement to the short form base shelf prospectus.

On December 9, 2009, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock USA relating to medium term notes to be offered by John Hancock USA to retail investors under the SignatureNotes program, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes previously sold by John Hancock Life. The obligation to pay the SignatureNotes issued by John Hancock Life was assumed by John Hancock USA when John Hancock Life merged with and into John Hancock USA on December 31, 2009. MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. As of December 31, 2012, John Hancock USA had approximately U.S. $0.69 billion principal amount of SignatureNotes outstanding (which amount includes SignatureNotes issued by John Hancock Life and assumed by John Hancock USA), with capacity to issue a further U.S. $1.985 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. As the 2009 SEC registration statement has expired, John Hancock USA cannot currently offer the notes for sale and has not offered any of the notes since 2007. More information about MFC’s guarantee of the SignatureNotes can be found at Note 24 of MFC’s consolidated financial statements for the year ended December 31, 2012 filed on SEDAR.

On July 20, 2009, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock USA relating to single payment modified guarantee deferred annuity contracts with market value adjustment interests (“MVA Contracts”), the payment of which is fully and unconditionally guaranteed by MFC. The SEC declared a replacement registration statement effective July 19, 2012. MFC’s guarantees of the MVA Contracts are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designed as ranking equally in right of payment with or subordinate to MFC’s guarantees of the MVA Contracts. As of December 31, 2012, John Hancock USA had approximately U.S. $0.51 billion in account value of MVA Contracts outstanding with capacity to issue a further U.S. $2.48 billion principal amount under the terms of issuance program governing the MVA Contracts as at that date. John Hancock USA suspended offers of the MVA Contracts effective October 12, 2012. More information about MFC’s guarantee of the MVA Contracts can be found at Note 24 of MFC’s consolidated financial statements for the year ended December 31, 2012 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as a guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 19(d) of MFC’s consolidated financial statements for the year ended December 31, 2012 filed on SEDAR.

MFC entered into a subordinated guarantee dated January 29, 2007 of Class A Shares and Class B Shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. As a result of this guarantee, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee in 2012

MFC’s Audit Committee was composed of the following members in 2012: Richard B. DeWolfe, Robert E. Dineen Jr., Sheila S. Fraser, Robert J. Harding, Luther S. Helms, John R. V. Palmer and Andrea S. Rosen. Mr. DeWolfe became the Chair of the Audit Committee effective January 1, 2007 and was previously Co-Chair of the Audit Committee from May 4, 2006 to December 31, 2006. The Board has reviewed the committee membership and determined that all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2012 is as follows: Richard DeWolfe holds a BAS, Marketing and Finance from Boston University and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Robert Dineen holds a BA from Brown University and a LLB from Syracuse University, and is a former securities law partner at Shearman & Sterling LLP. Sheila Fraser holds a B. Comm from McGill University, is a Chartered Accountant, and is a former partner at Ernst and Young and former Auditor General of Canada. Robert Harding holds a B. Mathematics from the University of Waterloo, is a Chartered Accountant and is a former Chairman of Brookfield Infrastructure Global Advisory Board, an advisory board to the Brookfield Group of Companies. Luther Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara and is Managing Director of Sonata Capital Group. Previously, Mr. Helms was Vice Chairman of KeyBank West and Vice Chairman of Bank of America Corporation. John Palmer holds a BA from the University of British Columbia, is a Chartered Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI, the principal regulator of financial institutions in Canada. Andrea Rosen holds an LLB from Osgoode Hall Law School, an MBA from Schulich School of Business at York University and a BA from Yale University. Ms. Rosen was formerly Vice Chair of TD Bank Financial Group and President of TD Canada Trust.

Pre-Approval Policies and Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found at the section entitled “Report of the Audit Committee” in MFC’s Proxy Circular dated March 12, 2013 filed on SEDAR, which section is incorporated herein by reference.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Meeting” in MFC’s Proxy Circular dated March 12, 2013 filed on SEDAR, which section is incorporated herein by reference.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with Canadian generally accepted accounting principles used for the Company’s audited historical financial statements. Non-GAAP measures referenced in this Annual Information Form include: Core Earnings (Losses); Sales; Constant Currency Basis; Premiums and Deposits; and Funds under Management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For definitions of the non-GAAP financial measures referred to above and reconciliations from certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2012.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Proxy Circular dated March 12, 2013 filed on SEDAR. Additional financial information is provided in the Company’s consolidated financial statements and the Company’s Management’s Discussion and Analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (January 2013)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3	A majority of the Committee members will be resident Canadians.

2.4	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.5	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.6	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.7	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.8	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert.

2.9	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board that the independent auditor be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer (subject to shareholder ratification).

(b)	Recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Review the Company’s Disclosure Policy and Standards and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(g)	Review, evaluate and approve the procedures established under s. 4.2(d).

(h)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(i)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(j)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.

(k)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(l)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(m)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(n)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(o)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(p)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(q)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(r)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(s)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(t)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct, and excluding the report on Dynamic Capital Adequacy Testing, which is reviewed by the Risk Committee.

(u)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(v)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(d).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)	At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee and assess the effectiveness of the Finance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget and resources of the Actuarial function.

(c)	At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee and assess the effectiveness of the Actuarial function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Chief Actuary.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review the mandate of the Internal Audit function.

(b)	At least annually, review and approve the budget, resources, independence, qualifications and annual work plan of the Internal Audit function.

(c)	Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(d)	At least annually, review the effectiveness of the Chief Auditor and the Internal Audit function.

(e)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

(c)	The Committee will receive reports on the Business Continuity Program and the Information Services Risk Management Program, which includes Information Security, Global Privacy Risk Management and the Outsourcing Policies.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review the mandate for the Global Compliance Chief and the Global Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)	At least annually, review the performance evaluation of the Global Compliance Chief, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations, and for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the Company that may have a material effect on the stability or solvency of the Company are identified.

(e)	Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent of Financial Institutions (Canada) (the “Superintendent”) on its activities of the previous year undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on the mandate and responsibilities of the Committee and the procedures referred to in (a) above.

(g)	Annual review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable and for the procedures dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.